   As filed with the Securities and Exchange Commission on October 7, 1997

                                                           Registration No. ____

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 ------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      [  ] Pre-Effective Amendment No. __
                     [  ] Post-Effective Amendment No. __

                              SIERRA TRUST FUNDS
              (Exact name of Registrant as Specified in Charter)

                              9301 Corbin Avenue
                         Northridge, California  91324
                   (Address of Principal Executive Offices)
                                (818) 725-0200
                       (Area Code and Telephone Number)

                                 ------------

                                Keith B. Pipes
                              9301 Corbin Avenue
                         Northridge, California  91324
                    (Name and Address of Agent for Service)

                                  Copies to:
      Richard W. Grant, Esq.                     Joseph B. Kittredge, Esq.
      Morgan, Lewis & Bockius, LLP               Ropes & Gray
      2000 One Logan Square                      One International Place
      Philadelphia, PA  19103                    Boston, MA  02110

                                 ------------

                 Approximate Date of Proposed Public Offering:
  As soon as practicable after this Registration Statement becomes effective.

                                 ------------

  It is proposed that this filing will become effective on November 6, 1997 pursuant to Rule 488.

                                 ------------

     The Registrant has registered an indefinite amount of its securities under the Securities Act of 1933, pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon Rule 24f-2, no filing fee is being paid at this time. A Rule 24f-2 Notice for the Registrant for the fiscal year ended June 30, 1997 was filed on August 27, 1997.

                              Sierra Trust Funds

                             Cross-Reference Sheet
                           as required by Rule 481(a)

Form N-14 Item   Caption in Prospectus/Proxy Statement
     1           Cross-Reference Sheet; Outside Front Cover of Prospectus

     2           Outside Back Cover Page of Prospectus; Table of Contents

     3           Overview of Merger; Risk Factors

     4           Approval or Disapproval of Agreement and Plan of Reorganization

     5           Information about the Acquiring Fund

     6           Information about the Acquired Fund

     7           Voting Information

     8,9         Not Applicable

Form N-14 Item   Caption in Statement of Additional Information

     10          Cover Page

     11          Table of Contents

     12, 13      Additional Information about the Acquiring and Acquired Funds

     14          Financial Statements

Form N-14 Item   Caption in Part C

     15          Indemnification

     16          Exhibits

     17          Undertakings

                              SIERRA TRUST FUNDS

                       SHORT TERM GLOBAL GOVERNMENT FUND

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                               DECEMBER  , 1997

To the Shareholders:

 Notice is hereby given that a Special Meeting of Shareholders of the Short Term Global Government Fund (the "Fund"), a series of the Sierra Trust Funds
(the "Trust"), will be held on     , December  , 1997 at     at the offices of
    to consider the following:

 1. To consider and act upon a proposal to elect the Board of Trustees.

 2. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund to the Short Term High Qual-ity Bond Fund (the "High Quality Bond Fund"), a series of the Trust, in ex-change for shares of the High Quality Bond Fund and the assumption by the High Quality Bond Fund of all of the liabilities of the Short Term Global Govern-ment Fund, and the distribution of such shares to the shareholders of the Short Term Global Government Fund in complete liquidation of the High Quality Bond Fund.

 3. To consider such other business as may properly come before the meeting.

 The Trustees have fixed the close of business on October , 1997 as the rec-ord date for determination of shareholders entitled to notice of, and to vote at, the Special Meeting.

                                            By order of the Board of Trustees

                                            Keith B. Pipes, Secretary

November  , 1997

 WE URGE YOU TO MARK, SIGN, DATE AND MAIL THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED SO THAT YOU WILL BE REPRESENTED AT THE SPECIAL MEETING.

                           PROSPECTUS/PROXY STATEMENT

                                                                November  , 1997

 This Prospectus/Proxy Statement relates to (i) the election of Trustees of the Sierra Trust Funds (the "Trust"), P. O. Box 5118, Westboro, Massachusetts 01581, and (ii) the proposed merger (the "Merger") of the Short Term Global Government Fund, a series of the Trust (the "Global Government Fund"), into the Short Term High Quality Bond Fund, also a series of the Trust (the "High Qual-ity Bond Fund" and, together with the Global Government Fund, the "Funds"). The Merger is to be effected through the transfer of all of the assets of the Global Government Fund to the High Quality Bond Fund in exchange for shares of beneficial interest of the High Quality Bond Fund (the "Merger Shares") and the assumption by the High Quality Bond Fund of all of the liabilities of the Global Government Fund, followed by the distribution of the Merger Shares to the shareholders of the Global Government Fund in liquidation of the Global Government Fund. As a result of the proposed transaction, each shareholder of the Global Government Fund will receive in exchange for his or her Global Gov-ernment Fund shares a number of High Quality Bond Fund shares of the same class equal in value at the date of the exchange to the aggregate value of the share-holder's Global Government Fund shares.

 Because shareholders of the Global Government Fund are being asked to approve a transaction which will result in their receiving shares of the High Quality Bond Fund, this Proxy Statement also serves as a Prospectus for the Merger Shares of the High Quality Bond Fund. The High Quality Bond Fund seeks as high a level of current income as is consistent with prudent investment man- agement and stability of princi-pal. It pursues this objective by investing primarily in high quality short-term bonds and other debt instruments.

 THIS PROSPECTUS/PROXY STATEMENT EXPLAINS CONCISELY WHAT YOU SHOULD KNOW BEFORE INVESTING IN THE HIGH QUALITY BOND FUND. PLEASE READ IT AND KEEP IT FOR FUTURE REFERENCE.

 This Prospectus/Proxy Statement is accompanied by the current Prospectus of the Trust dated October , 1997, as amended or supplemented from time to time (the "Prospectus").

 The following documents have been filed with the Securities and Exchange Com-mission (the "SEC") and are incorporated into this Prospectus/Proxy Statement by reference: (i) the Report of Independent Accountants and financial state-ments in respect of the High Quality Bond Fund included in the Trust's Annual Report to Shareholders for the year ended June 30, 1997 (the "Annual Report");
(ii) the current Statement of Additional Information of the Trust, dated Octo-ber , 1997, as amended or supplemented from time to time (the "SAI"); and
(iii) a Statement of Additional Information dated October    , 1997 relating to
the transaction described in this Prospectus/Proxy Statement (the "Merger
SAI").

 For a free copy of any or all of the Prospectus, Statement of Additional In-formation, or Annual Report referred to in the foregoing paragraph, please call 1-800-222-5852 or write to the Trust at the address appearing above.

 THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT HAVE NOT BEEN AP-PROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------

OVERVIEW OF MERGER

PROPOSED TRANSACTION

 The transaction described on the first page of this Prospectus/Proxy State-ment is part of an overall restructuring of the registered investment compa-nies (the "Composite/Sierra Mutual Funds") advised by Composite Research & Management Co. ("CRM") and Sierra Investment Advisors Corporation ("Sierra"). CRM, which has been in the business of investment management since 1944, is a direct subsidiary of Washington Mutual, Inc. ("Washington Mutual"), a finan-cial services company, and Sierra is an indirect subsidiary of Washington Mu-tual as a result of the merger, which took place on July 1, 1997, of Sierra's former indirect parent, Great Western Financial Corporation, with and into a wholly-owned subsidiary of Washington Mutual (the "Washington Mutual/Great Western Merger"). The restructuring involves, among other components, several "mergers" of the Composite/Sierra Mutual Funds with similar investment objec-tives and policies. The result of the restructuring will be a single, more in-tegrated mutual fund complex, with broader exchange privileges for sharehold-ers.

 As a result of the proposed transaction, the Global Government Fund will re-ceive a number of Class A, Class B, Class I and Class S shares of the High Quality Bond Fund (the "Merger Shares") equal in value to the value of the net assets of the Global Government Fund being transferred and attributable to the Class A, Class B, Class I and Class S shares, respectively, of the Global Gov-ernment Fund. Following the transfer, (i) the High Quality Bond Fund will dis-tribute to each of its Class A, Class B, Class I and Class S shareholders a number of full and fractional Class A, Class B, Class I and/or Class S Merger Shares of the High Quality Bond Fund equal in value to the aggregate value of the shareholder's Class A, Class B, Class I and/or Class S Global Government Fund shares, as the case may be, and (ii) the Global Government Fund will be liquidated.

 The Class A, Class B, Class I and Class S shares of the High Quality Bond Fund have substantially identical characteristics to the corresponding classes of the respective Global Government Fund. Class A shares are generally sold subject to a front-end sales load and are subject to a distribution fee at an annual rate of 0.25% of average daily net assets attributable to Class A shares. Class A shares are generally not subject to a contingent deferred sales charge (a "CDSC"), except in the case of certain purchases of Class A shares without a sales load which are redeemed within two years after pur-chase. Class B shares are sold at net asset value, without an initial sales charge but subject to a CDSC at declining rates if redeemed within four years of purchase. Class S shares are sold at net asset value, without a sales charge but subject to a CDSC at declining rates if redeemed within six years of purchase. Class B and Class S shares are subject to servicing and distribu-tion fees at an aggregate annual rate of 1.00% of assets attributable to Class B or Class S shares and convert automatically to Class A shares approximately eight years after purchase. Class I shares are sold at net asset value, with-out an initial sales charge or CDSC, are not subject to servicing or distribu-tion fees and do not have a conversion feature. No sales charge will be charged to Global Government Fund shareholders on the issuance of the Merger Shares, and no CDSC will be charged to Global Government Fund shareholders on the exchange of their Global Government Fund shares for the Merger Shares. The Merger Shares will be subject to a CDSC on redemption to the same extent that the Global Government Fund shares exchanged were so subject. For the purposes of computing the CDSC, if any, payable on redemption of Class A, Class B and Class S Merger Shares, and determining the conversion date of Class B and Class S Merger Shares to Class A shares, the Merger Shares will be treated as having been purchased as of the date that, and for the price at which, the Global Government Fund shares exchanged for such Merger Shares were originally purchased.

 The Trustees unanimously recommend that shareholders of the Global Government Fund approve the Merger because it offers shareholders the opportunity to pur-sue a similar investment objectives in a larger fund, which should offer op-portunities for greater diversification of risk and economies of scale. See "Operating Expenses" below and "Background and Reasons for the Proposed Merg-er."

OPERATING EXPENSES

 The aggregate operating expenses borne by each of the Funds, which have been reduced by Sierra's voluntary waiver of management fees and reimbursement of expenses, are expected to be higher after January 1, 1998 because the volun-tary waiver/reimbursement with respect to the Global Government Fund is ex-pected to be terminated and the voluntary waiver/reimbursement with respect to the High Quality Bond Fund is expected to be reduced. However, as the follow-ing table shows, the currently approved contractual management fee rate for the High Quality Bond Fund is lower than the currently approved contractual management fee rate for the Global Government Fund. Accordingly, and as a re-sult of expected eco-nomies of scale, it is expected that aggregate operating expenses of the High Quality Bond Fund will be lower than the aggregate operating expenses cur-rently borne by the Global Government Fund. There can be no assurance that the Merger will result in expense savings for shareholders. This table summarizes, for Class A, Class B, Class I and Class S shares, expenses, in each case, ad-justed to reflect the reduction or elimination of the voluntary waiver/reimbursement (i) that the Global Government Fund incurred in its fis-cal year ended June 30, 1997, (ii) that the High Quality Bond Fund incurred in its fiscal year ended June 30, 1997, and (iii) that the High Quality Bond Fund would have incurred in its most recent fiscal year ended June 30, 1997 after giving effect on a pro forma combined basis to the proposed Merger, as if the Merger had occurred as of the beginning of such fiscal year. The tables are provided to help you understand an investor's share of the operating expenses which each Fund incurs. The examples show the estimated cumulative expenses attributable to a hypothetical $1,000 investment in the Global Government Fund, the High Quality Bond Fund and the High Quality Bond Fund on a pro forma basis, over the specified period.

    [TABLES ON FOLLOWING PAGES TO BE REPLACED WITH DATA SUPPLIED BY SIERRA]

                                                                        PRO FORMA EXPENSES
                             CURRENT EXPENSES       CURRENT EXPENSES    HIGH QUALITY BOND
                          GLOBAL GOVERNMENT FUND HIGH QUALITY BOND FUND        FUND
                          ---------------------- ---------------------- ------------------
SHAREHOLDER TRANSACTION
 EXPENSES
------------------------------------------------------------------------------------------
Maximum Sales Charge
 Imposed on Purchases
 (as a percentage of
 offering price)
 Class A................          3.50%(1)               3.50%(1)             3.50%(1)
 Class B................           None                   None                 None
 Class I................           None                   None                 None
 Class S................           None                   None                 None
------------------------------------------------------------------------------------------
Maximum Contingent
 Deferred Sales Charge
 Class A................           None(2)                None(2)              None(2)
 Class B................          4.00%                  4.00%                4.00%
 Class I................           None                   None                 None
 Class S................          5.00%                  5.00%                5.00%
------------------------------------------------------------------------------------------
Redemption Fees(3)
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                   None                 None
 Class S................           None                   None                 None
------------------------------------------------------------------------------------------
Exchange Fees(4)
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                   None                 None
 Class S................           None                   None                 None
------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
------------------------------------------------------------------------------------------
Management Fees (after
 voluntary waivers or
 reimbursement)(5)
 Class A................           0.65%                  0.05%                0.27%
 Class B................           0.65                   0.05                 0.27
 Class I................           0.65                   0.05                 0.27
 Class S................           0.65                   0.05                 0.27
------------------------------------------------------------------------------------------
12b-1 Fees(6)
 Class A................           0.25%                  0.25%                0.25%
 Class B................           1.00                   1.00                 1.00
 Class I................           0.00                   0.00                 0.00
 Class S................           1.00                   1.00                 1.00
------------------------------------------------------------------------------------------
Other Expenses(7)
 Class A................           0.61%                  0.70%                0.48%
 Class B................           0.61                   0.70                 0.48
 Class I................           0.61                   0.70                 0.48
 Class S................           0.61                   0.70                 0.48
------------------------------------------------------------------------------------------

                                                                        PRO FORMA EXPENSES
                             CURRENT EXPENSES       CURRENT EXPENSES    HIGH QUALITY BOND
                          GLOBAL GOVERNMENT FUND HIGH QUALITY BOND FUND        FUND
                          ---------------------- ---------------------- ------------------
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES
 (after voluntary
 waivers or
 reimbursement)(8)
------------------------------------------------------------------------------------------
 Class A................           1.51%                  1.00%                1.00%
 Class B................           2.26                   1.75                 1.75
 Class I................           1.26                    .75                  .75
 Class S................           2.26                   1.75                 1.75
------------------------------------------------------------------------------------------

(1) The initial sales charge is reduced for purchases of $50,000 and over, de-creasing to zero for purchases of $1,000,000 and over for each Fund.
(2) Certain investors who purchase Class A shares at net asset value based on a purchase amount of $1 million or more may be subject to a 1.0% contin-gent deferred sales charge ("CDSC") on redemptions within one year of pur-chase or a 0.5% CDSC on redemptions after 1 year but within 2 years of purchase. Class A shares purchased through a qualified retirement plan may, in certain circumstances, be subject to a CDSC of 1.0% if the shares are redeemed within two years of their initial purchase.
(3) A $5.00 fee may be charged for each wire transfer if shares are redeemed by wire transfer to a shareholder's pre-authorized designated bank ac-count.
(4) Upon written notice to shareholders, the exchange privilege may be modi-fied to terminated and/or the Trust may begin imposing a charge of up to $5.00 for each exchange.
(5) Reflects the expected termination of, and reduction in voluntary waivers of management fees by the adviser for the Global Government and High Qual-ity Bond Funds, respectively. Actual management fees for the Global Gov-ernment and High Quality Bond Funds were, for the fiscal year ended June 30, 1997, 0.04% and 0.00%, respectively. In the absence of such voluntary waiver, management fees would have been 0.50% for the High Quality Bond Fund.
(6) Of the 12b-1 fees for the Class A, Class B and Class S shares, 0.75% rep-resents an asset-based sales charge and 0.25% is a service charge. Due to the continuous nature of the 12b-1 fee, long-term shareholders of a Fund may pay more than the economic equivalent of the maximum front-end sales charge otherwise permitted by the Conduct Rules of the National Associa-tion of Securities Dealers, Inc. ("NASD").
(7) The "other expenses" set forth in the foregoing table have been restated to reflect anticipated "other expenses" (after giving effect to the ex-pected reduction in the voluntary waiver/reimbursement for the Global Gov-ernment Fund). Actual "other expenses" for the High Quality Bond Fund for the year ended June 30, 1996 were 0.57%. The adviser and/or the adminis-trator anticipate voluntarily waiving fees and/or bearing expenses of the High Quality Bond Fund during the current fiscal year that will result in total fund operating expenses as set forth in the foregoing table; they are under no obligation to continue to do so. "Other expenses" absent such expense reimbursement would have been 0.70% for the High Quality Bond Fund.
(8) The total fund operating expenses set forth in the foregoing table have been restated to reflect anticipated management fees and other expenses (after giving effect to the expected termination of and reduction in vol-untary waivers/reimbursements for the Global Government and High Quality Bond Funds, respectively). Actual total operating expenses were as fol-lows: Global Government Fund, Class A - 0.90%, Class B - 1.65%, Class I - 0.65% and Class S - 1.65%; High Quality Bond Fund, Class A - 0.82%, Class B - 1.57%, Class I - 0.57% and Class S - 1.57%. The adviser and/or the ad-ministrator anticipate voluntarily waiving fees and/or bearing expenses during the current fiscal year for the High Quality Bond Fund that will result in total fund operating expenses as set forth in the foregoing ta-ble; they are under no obligation to continue to do so. Total fund operat-ing expenses for the High Quality Bond Fund absent such fee waivers/expense reimbursements would have been as follows: Class A-1.45%, Class B-2.20%, Class I-1.25% and Class S-2.20%.

  Waivers of fees and reimbursement of expenses have the effect of increasing yield or improving total return for the period when such waivers and reim-bursements are in effect. These amounts are not recovered by Sierra or the administrator in later years. These fee waivers and agreements to reimburse expenses are voluntary and may be discontinued at any time.

EXAMPLES OF FUND EXPENSES:

 An investment of $1,000 would incur the following expenses, assuming (1) 5% annual return and (2) unless otherwise indicated, redemption at the end of each time period:

                                                                        PRO FORMA EXPENSES
                             CURRENT EXPENSES       CURRENT EXPENSES       HIGH QUALITY
                          GLOBAL GOVERNMENT FUND HIGH QUALITY BOND FUND     BOND FUND
                          ---------------------- ---------------------- ------------------
CLASS A
 1 year.................                                   45                   45
 3 years................                                   66                   66
 5 years................                                   88                   88
 10 years...............                                  153                  153
------------------------------------------------------------------------------------------
CLASS B (assuming
 redemption at end of
 period)
 1 year.................                                   58                   58
 3 years................                                   75                   75
 5 years................                                   95                   95
 10 years...............                                  186                  186
------------------------------------------------------------------------------------------
CLASS B (assuming no
 redemption)
 1 year.................                                   18                   18
 3 years................                                   55                   55
 5 years................                                   95                   95
 10 years...............                                  186                  186
------------------------------------------------------------------------------------------
CLASS I
 1 year.................                                    8                    8
 3 years................                                   24                   24
 5 years................                                   42                   42
 10 years...............                                   93                   93
------------------------------------------------------------------------------------------
CLASS S (assuming
 redemption at end of
 period)
 1 year.................                                   68                   68
 3 years................                                   85                   85
 5 years................                                  115                  115
 10 years...............                                  186                  186
------------------------------------------------------------------------------------------
CLASS S (assuming no
 redemption)
 1 year.................                                   18                   18
 3 years................                                   55                   55
 5 years................                                   95                   95
 10 years...............                                  186                  186

 The above example should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown. Federal regulations require the examples to assume a 5% annual return, but actual annual return will vary.

FEDERAL INCOME TAX CONSEQUENCES

 Based largely on the significant realignment of the Global Government Fund's portfolio that will occur in connection with the Merger, the Global Government Fund is expected to recognize gain or loss on the sale of its assets to the High Quality Bond Fund, and shareholders of the Global Government Fund are ex-pected to recognize taxable gain or loss on receipt of shares in the High Quality Bond Fund, equal to the difference between the net asset value of the High Quality Bond Fund, shares received and the shareholder's tax basis in his or her Global Government Fund shares. The Merger may therefore cause certain shareholders to recognize taxable gains. If, as expected, the Merger is a tax-able transaction, "individuals" (as defined by the Internal Revenue Code) may use realized capital losses to offset other realized capital gains or to off-set ordinary income in the current year up to $3,000 and may also carry for-ward losses indefinitely to offset future realized capital gains, and share-holders who are not "individuals" may use realized capital losses to offset realized capital gains in the current year and may also carry forward or carry back losses to offset future or past realized gains. You should consult your tax adviser as to your precise tax consequences of the Merger. To receive a written summary of your investment history call [Sierra Fund Administration Corporation, 9301 Corbin Avenue, Mail Stop: N0321, Northridge, California 91324].

 If, as expected, the Merger is a taxable transaction, the High Quality Bond Fund's cost basis for each security will be the market value of such security at the time of the Merger (rather the Global Government Fund's cost basis). As a result of the Merger, the Global Government Fund's net unrealized losses and capital loss carryforwards will not be available for use by either Fund. The Global Government Fund will distribute at the time of the Merger all of the Global Government Fund's net investment income, which will be taxable income to shareholders of the Global Government Fund. The Federal income tax treatment of the Merger is not clear, and the Internal Revenue Service may take the position that it is a tax-free reorganization.

-------------------------------------------------------------------------------

COMPARISON OF INVESTMENT OBJECTIVES,
POLICIES AND RESTRICTIONS

 The High Quality Bond Fund has investment objectives that are substantially similar to those of the Global Government Fund. The investment objectives, policies and restrictions of the Funds, and certain differences between them, are summarized below. For a more detailed description of the investment tech-niques used by the Funds, please see the accompanying Prospectus, SAI and Merger SAI.

 The total return for the High Quality Bond Fund and the Global Government Fund is set forth in the chart below. Because of the different management styles, however, the relative contributions of the two components of total re-turn (i.e., current income and capital appreciation) varied between the High Quality Bond Fund and the Global Government Fund. The yield (calculated in ac-
cordance with SEC regulations) of the High Quality Bond Fund was     versus
    for the Global Government Fund during the 30-day period ended     and av-
eraged     and    , respectively, over the 12-month period ended       .

                            TOTAL RETURN COMPARISON
                               AS OF [6/30/97]*

                                                                       SINCE
                                                3 YEARS    5 YEARS   INCEPTION
                                        1 YEAR ANNUALIZED ANNUALIZED ANNUALIZED
                                        ------ ---------- ---------- ----------
High Quality Bond Fund.................  6.15%    5.20%        --       4.04%
Global Government Fund.................  8.86%    6.97%      5.58%      6.22%

* Performance is for Class A shares of both Funds. Fund performance data is after all expenses. No competitive performance information is shown for a 10 year period because the Global Government

Fund did not commence operations until    , 19  . For further information
about the High Yield Fund's performance, see Appendix B.

 The Funds have substantially similar investment objectives. The High Quality Bond Fund is a diversified fund and attempts to provide as high a level of current income as is consistent with prudent investment management and stabil-ity of principal whereas the Global Government Fund is a non-diversified fund and is designed to provide high current income consistent with protection of principal.

 The Global Government Fund seeks to maintain greater price stability than longer-term bond funds. The Funds seek to maintain a dollar-weighted average portfolio maturity of three years or less but may hold individual securities with remaining maturities of more than three years. However, under no circum-stances will the High Quality Bond Fund have a dollar-weighted average portfo-lio maturity in excess of five years.

 Under normal market conditions, the Global Government Fund will invest at least 65% of total assets in short-term bonds and money market instruments is-sued or guaranteed by foreign governments or the U.S. Government or their agencies, instrumentalities or political subdivisions (including securities which are majority owned by such government, agency, instrumentality or polit-ical subdivision) that are rated within the three highest rating categories by Standard & Poor's ("S&P") or Moody's Investors Service, Inc. ("Moody's") or, if unrated, are judged to be of comparable quality. These securities may be denominated in foreign currencies, multinational currency units or the U.S. dollar and under normal market conditions will be invested in government secu-rities in at least three different countries, one of which may be the United States. In the case of the High Quality Bond Fund, at least 65% of total as-sets will be invested in short-term investment-grade bonds and other fixed-in-come securities issued by the U.S. Government, corporations and other issuers, or mortgage-related securities rated in one of the two highest categories by a nationally recognized statistical rating organization ("NRSRO"). All debt se-curities purchased by the High Quality Bond Fund will be investment-grade (rated in one of the four highest categories by a NRSRO) at the time of pur-chase. See "Risk Factors--Market Risk."

 Both the Funds may also invest in: (i) American depository receipts; (ii) se-curities indexed to foreign currency exchange rates; (iii) floating rate, in-verse floating rate and variable rate obligations, including participation in-terests therein; (iv) bank obligations, which include certificates of deposit, time deposits and bankers' acceptances of U.S. commercial banks or savings and loan institutions with assets of at least $500 million as of the end of the most recent fiscal year; (v) mortgage-backed and government stripped mortgage-backed securities; (vi) repurchase agreements; and (vii) lease obligation bonds. Each Fund may also borrow up to 30% of total assets for temporary emer-gency purposes, purchase securities on a "when-issued" or "delayed-delivery" basis, invest up to 10% of assets in securities of unaffiliated mutual funds and lend securities up to 20% of the Fund's total assets.

 The Funds may utilize various other investment strategies involving deriva-tives, including exchange-listed and over-the-counter put and call options on securities, foreign currencies, equity and fixed-income indices and other fi-nancial instruments, financial futures contracts and options thereon, currency forward transactions, and interest rate transactions such as swaps, caps, floors and collars to hedge various market risks, to manage the effective ma-turity or duration of fixed-income securities, or to seek potentially higher returns. The Funds may write covered put and call options on securities but neither Fund will use more than 10% of assets to purchase put options or more than 10% of assets to purchase call options, will not write put options with respect to more than 50% of total assets, and will not enter into deriva-tive transactions that are not "covered" or entered into for "bona fide hedg-ing" purposes that are in the aggregate principal amount in excess of 25% of its net assets. In addition, neither Fund may enter into any futures or op-tions contracts for which aggregate initial margin deposits and premiums paid for unexpired options entered into for purposes other than bona fide hedging exceed 5% of the fair market value of the Fund's assets.

 The Global Government Fund may also invest: (i) up to 10% of its assets in securities rated at the time of purchase below investment-grade (below BBB by S&P's or Baa by Moody's) and unrated securities of comparable quality; (ii) in non-government foreign and domestic securities, including debt securities is-sued or guaranteed by supranational organizations, corporate debt securities, and bank or bank holding company obligations such as certificates of deposit, bankers' acceptances and time deposits; and (iv) up to 10% of total assets in asset-backed securities. See Risk "Factors--Lower-rated Securities."

 The High Quality Bond Fund may also invest: (i) up to 10% of assets in for-eign fixed-income securities including non-U.S. dollar denominated debt; (ii) in high-quality, short-term obligations with a maturity of 12 months or less, such as commercial paper issued by domestic and foreign corporations, bankers' acceptances issued by domestic and foreign banks, certificates of deposit and demand and time deposits of domestic and foreign banks and savings and loan associations; (iii) obligations issued or guaranteed by domestic or foreign governments or their agencies or instrumentalities; (iv) high-grade corporate debt obligations, such as bonds, debentures, notes, equipment lease and truck certificates; (v) collateralized mortgage obligations; (vi) up to 25% of total assets in asset-backed securities; and (vii) in certain illiquid investments such as privately placed obligations including restricted securities and may borrow money or enter into reverse repurchase agreements or dollar roll trans-actions in the aggregate up to 33 1/3% of total assets (but currently intends to limit such activity to 10% of total assets). See "Risk Factors--Prepayment Risk," "--Repurchase Agreements," and "--Reverse Repurchase Agreements and Borrowings."

 In addition to the investment restrictions described above, the Global Gov-ernment Fund may not invest in dollar rolls and will not purchase any addi-tional securities whenever borrowings, including reverse repurchase agree-ments, exceed 5% of total assets.

 In addition to the investment restrictions described above, the High Quality Bond Fund may not engage in short sales or maintain short positions or invest in non-investment-grade securities (rated lower than BBB by S&P or Baa by Moody's).

 Adam M. Greshin, Product Leader for Scudder's global and international fixed-income investing, is primarily responsible for the management of the Global Government Fund. The day-to-day management of the High Quality Bond Fund's portfolio has been the responsibility of Thomas M. Poor, Managing Director of Scudder.

 The Trustees of the Sierra Trust for the High Quality Bond Fund have approved a new Advisory Agreement (the "CRM Advisory Agreement") with CRM whereby CRM will replace Scudder, Stevens & Clark, Inc. ("Scudder") as the sub-advisor of the High Quality Bond Fund as part of the overall restructuring explained above. The CRM Advisory Agreement will be voted upon at the meeting of the
High Quality Bond Fund's shareholders to be held on December    , 1997.

 As discussed above, it is expected that, subject to the approval of share-holders of the High Quality Bond Fund, CRM will, at or prior to the time of the Merger, become the investment adviser to the High Quality Bond Fund, re-placing Sierra Advisors, and will thereafter be responsible for management of the Sierra High Quality Bond Fund. CRM would manage the Fund itself, without the
use of a subadviser.    ,     of CRM, would be primarily responsible for the
management of the Fund. [CRM does not intend to effect any changes to the in-vestment practices followed by Scudder with respect to this Fund, as outlined above.] The approval of CRM as adviser to the High Quality Bond Fund is not a condition to the Merger. Thus, depending on whether shareholders at the High Quality Bond Fund approve the proposed advisory arrangement with CRM, the day to day portfolio manager of the High Quality Bond Fund following the Merger may be provided either by CRM or by Scudder.

COMPARISON OF DISTRIBUTION POLICIES AND PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

 Both Funds declare dividends daily and pay them monthly. Both the Funds dis-tribute any net realized capital gains annually.

 The Funds have the same procedures for purchasing shares. The Funds offer four classes of shares, Classes A, B, I and S. Class I shares are sold exclu-sively to the various investment portfolios of Sierra Asset Management Portfo-lios (the "SAM Portfolios"), a series investment company managed by Sierra In-vestment Services Corporation ("Sierra Services"), and are not available for direct purchase by investors. Class S shares are sold only to investors who select or have previously selected the Sierra Asset Management service offered by Sierra Services. Class A and Class B shares (and, for eligible investors, Class S shares) of both Funds may be purchased at their net asset value next determined after receipt of a properly completed purchase order, plus applica-ble sales charges in the case of Class A shares, from Sierra Services, the Principal underwriter of the Funds as well as the other mutual funds in the Sierra Funds family. In addition, shares of the Funds may be purchased through other broker-dealers that have dealer agreements with Sierra Services.

 Shares of the Funds can be exchanged for shares of the same class of any fund advised by CRM (other than funds serving as underlying funding vehicles for variable insurance contracts), or of any other fund offered by the Trust, SAM Portfolios or Sierra Prime Income Fund ("SPIF"), a closed-end investment com-pany advised by Sierra. In addition, Class B shares of the Funds can, under certain circumstances, be exchanged for Class S shares of the same Fund or any other Fund offered by the Trust or (in the case of exchanges from the High Quality Bond Fund) advised by CRM, and Class S shares of the Funds can be ex-changed, under certain circumstances, for Class B shares of the SAM Portfo-lios.

 The availability of the exchange privilege with respect to shares of SPIF is subject to the availability of shares of SPIF for exchange purposes as stated in the prospectus and statement of additional information ("SAI") of SPIF. Al-so, although shares of SPIF may be exchanged for shares of the Funds, such ex-changes of SPIF shares for shares of the Funds are only permitted approxi-mately once every calendar quarter so long as SPIF makes a repurchase offer for its shares in such quarter and so long as the SPIF repurchase offer is sufficiently large to include the SPIF shares tendered for exchange. See the prospectus and SAI of SPIF for additional information regarding the exchange privilege applicable to SPIF shares and the availability of such exchange privilege.

 Shares of the Funds may be redeemed at their net asset value next determined after receipt of the redemption request, less any applicable CDSC, on any day the New York Stock Exchange is open. Shares can be redeemed through Sierra Services, or, through the dealer through which the shares were purchased, by mail, by telephone or by other means of wire communication.

 See the accompanying Prospectus for further information.

RISK FACTORS

 Certain risks associated with an investment in the High Quality Bond Fund are summarized below. Because the High Quality Bond Fund shares similar investment objectives and policies with the Global Government Fund and because both Funds share certain policies described more fully above under "Overview of Merger-- Comparison of Investment Objectives, Policies and Restrictions," many of the risks of an investment in the High Quality Bond Fund are substantially similar to the risks of an investment in the Global Government Fund. A more detailed description of certain of the risks associated with an investment in the High Quality Bond Fund may be found in the Prospectus under the caption "The Funds' Investments and Risk Considerations" and in the SAI under the same caption.

 The values of all securities and other instruments held by the High Quality Bond Funds vary from time to time in response to a wide variety of market fac-tors. Consequently, the net asset value per share of the High Quality Bond Fund will vary so that an investor's shares, when redeemed, may be worth more or less than the amount invested.

 INTEREST RATE RISK. The Funds share similar risks for investment in fixed in-come securities, including U.S. Government securities. U.S. Government securi-ties are considered among the safest of fixed-income investments, but their values, like those of other debt securities, will fluctuate with changes in interest rates. Thus, a decrease in interest rates will generally result an increase in the value of the High Quality Bond Fund's holdings of U.S. Govern-ment securities. Conversely, during periods of rising interest rates, the value of the High Quality Bond Fund's holdings of fixed income securities will generally decline.

 PREPAYMENT RISK. The Funds share similar risks for investment in mortgage-backed or asset-backed securities. The High Quality Bond Fund may invest in mortgage-backed securities. Prepayment on mortgage-backed or asset-backed se-curities may require reinvestment of principal under less attractive terms. Prepayments may also significantly shorten the effective maturities of these securities, especially during periods of declining interest rates. Conversely, during periods of rising interest rates, a reduction in prepayments may in-crease the effective maturities of these securities. Prepayments may cause losses in securities purchased at a premium. Prepayments could result in losses on stripped mortgage-backed or asset-backed securities. The yield-to-maturity on an interest-only class of stripped mortgage-backed or asset-backed securities is extremely sensitive not only to changes in prevailing interest rates but also to the rate of principal payments (including prepayments) on the underlying assets. Because of the foregoing characteristics, mortgage-backed securities may be more volatile than other fixed income securities.

 REPURCHASE AGREEMENTS. Investing in repurchase agreements subjects the High Quality Bond Fund, like the Global Government Fund, to the risk that the de-fault or bankruptcy of the other party to the repurchase agreement could sub-ject the fund to expenses, delays and risk of loss on the securities subject thereto.

 REVERSE REPURCHASE AGREEMENTS AND BORROWINGS. The High Quality Bond Fund may invest in reverse repurchase agreements in the aggregate up to 33 1/3% of its total assets but currently intends to limit such activity to 10% of total as-sets. Reverse repurchase agreements and borrowings subject the High Quality Bond Fund to the risk that changes in the value of a Fund's portfolio securi-ties may amplify changes in the Fund's net asset value per share and also may cause the Fund to liquidate portfolio positions when it would not be advanta-geous to do so.

 ILLIQUID SECURITIES. The Funds share similar risks for investment in illiquid securities--specifically, higher transaction costs.

 INVESTMENT IN FOREIGN SECURITIES. Each of the Funds may invest in foreign se-curities, including debt securities issued or guaranteed by supranational or-ganizations. Investment in foreign securi-ties involves the risk of potentially reduced domestic marketability of such securities, the lower reserve requirements generally mandated for overseas banking operations, the possible impact of interruptions in the flow of inter-national currency transactions, potential political and social instability or expropriation, imposition of foreign taxes, less government supervision of is-suers, difficulty in enforcing contractual obligations and lack of uniform ac-counting standards.

 LENDING OF PORTFOLIO SECURITIES. The Funds may incur similar risks from lend-ing their securities. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially.

 DERIVATIVE INSTRUMENTS. The High Quality Bond Fund may enter into options and futures contracts for hedging purposes or as a part of their investment strat-egies and may engage in swap agreements. Use of derivative instruments may in-volve certain costs and risks, including the risk that the Fund could not close out a position when it would be most advantageous to do so due to an il-liquid market, the risk of an imperfect correlation between the value of the securities being hedged and the value of the particular derivative instrument, the risk of bankruptcy or default of counterparties and the risk that unex-pected changes in interest rates or other market movements may adversely af-fect the value of the Fund's investments in particular derivative instruments.

-------------------------------------------------------------------------------
SPECIAL MEETING OF SHAREHOLDERS

 This Prospectus/Proxy Statement is furnished in connection with a Special Meeting of Global Government Fund Shareholders to be held on December , 1997 or at such later time made necessary by adjournment (the "Meeting") and the solicitation of proxies by and on behalf of the Trustees of the Trust for use at the Meeting. The Meeting is being held to consider the election of Trustees of the Trust and the proposed Merger of the Global Government Fund and the High Quality Bond Fund by the transfer of all of the Global Government Fund's assets and liabilities to the High Quality Bond Fund. This Prospectus/Proxy Statement and the enclosed form of proxy are being mailed to shareholders on or about November , 1997.

 The Trustees of the Trust know of no matters other than those set forth herein to be brought before the Meeting. If, however, any other matters prop-erly come before the Meeting, it is the Trustees' intention that proxies will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

-------------------------------------------------------------------------------
PROPOSAL 1:
ELECTION OF TRUSTEES

 At the Meeting, it is proposed that thirteen Trustees of the Trust be elected to hold office until their successors are duly elected and qualified. The per-sons named in the accompanying proxy intend, in the absence of contrary in-structions, to vote all proxies on behalf of the shareholders for the election of David E. Anderson, Wayne L. Attwood, M.D. Arthur H. Bernstein, Esq. Kristianne Blake, Edmond R. Davis, Esq. John W. English, Anne V. Farrell, Michael K. Murphy, Alfred E. Osborne, Jr. William G. Papesh, Daniel L. Pavelich, Jay Rockey and Richard C. Yancey (each a "Nominee" and collectively, the "Nominees"). Messrs. Anderson, Bernstein, Davis, English and Osborne are currently members of the Trust's Board of Trustees. Messrs. Atwood, Murphy, Papesh, Pavelich, Rockey and Yancey and Mses. Blake and Farrell are all direc-tors of the mutual funds advised by CRM (the "Composite Funds"), but have not previously served on the Trust's Board of Trustees.

 Shareholders of the Global Government Fund, along with the shareholders of each other series of the Trust, are entitled to vote in the election of the Trust's Trustees. If the proposed Merger by and between Global Government Fund and High Quality Bond Fund is consummated, the Global Government's separate existence would be terminated and its shareholders would become shareholders of the High Quality Bond Fund, which is also a series of the Trust, and would be governed by the same Board of Trustees.

 The proposal to elect the Board of Trustees is being presented for share-holder approval pursuant to requirements of the Investment Company Act of 1940 (the "1940 Act"). Under the 1940 Act, Trustees may not fill vacancies unless at least two-thirds of the Trustees holding office after such vacancies are filled have been elected by the shareholders. Approval of this proposal will result in a combined Board of Trustees consisting of the current Trustees and the trustees of the Composite Funds. The proposal, if approved will provide the Board with operating flexibility by making it possible for the Board of Trustees to fill vacancies that may occur in the future.

 Each of the Nominees has consented to being named in this Prospectus/Proxy Statement and to serving as a Trustee if elected. The Trust knows of no reason why any Nominee would be unable or unwilling to serve if elected.

 The Trust is organized as a business trust under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, the Trust is not required to hold annual meetings. The Trust has availed itself of this provision and achieves cost savings by eliminating printing costs, mailing charges and other expenses involved in routine annual meetings. Because the Trust does not hold regular annual shareholder meetings, each Nominee, if elected, will hold office until his or her successor is elected and qualified.

 Even with the elimination of routine annual meetings, the Board of Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the 1940 Act, or as required or permitted by the Trust's Master Trust Agreement. Shareholder meetings will be held, in compliance with the 1940 Act, to elect Trustees under certain circumstances. Shareholder meet-ings may also be held by the Trust for other purposes, including to approve investment policy changes, a new investment advisory agreement or other mat-ters requiring shareholder action under the 1940 Act.

 A meeting may also be called by shareholders holding at least 10% of the shares entitled to vote at the meeting for the purpose of voting upon the re-moval of Trustees, in which case shareholders may receive assistance in commu-nicating with other shareholders as if the provisions contained in Section 16(c) of the 1940 Act applied.

INFORMATION REGARDING NOMINEES

 The following information is provided for each Nominee. It includes his or her name, position with the Trust, if so held, tenure in office, trustee posi-tions principal occupations or employment during the past five years, directorships/trusteeships with other companies which file reports periodi-cally with the SEC, number of trustee positions with the registered investment companies which hold themselves out to investors as related companies for pur-poses of investment and investor services to which Sierra or an affiliated person of Sierra provides investment advisory or administration services (col-lectively, the "Fund Complex"), number of shares of the Funds of the Trust be neficially owned and percentage of shares of the funds of the Trust benefi-cially owned. As of July 1, 1997, the Nominees as a group beneficially owned an aggregate of less than 1% of the shares of each fund of the Trust and the Trustees and officers of the Trust as a group beneficially owned an aggregate of less than 1% of the shares of each fund of the Trust.

                                    ADDRESS AND BUSINESS EXPERIENCE     SHARES BENEFICIALLY    PERCENTAGE OF
      NAME, AGE AND POSITION           DURING THE PAST FIVE YEARS           OWNED AS OF         OUTSTANDING
          WITH THE TRUST             (INCLUDING ALL DIRECTORSHIPS)        JULY 1, 1997***         SHARES
      ----------------------        -------------------------------   ------------------------ -------------
 Arthur H. Bernstein, Esq. (72)        11661 San Vicente Blvd.        Global Money Fund 50.790     ****
  Chairman of the Board                Suite 701 Los Angeles, CA      California Money Fund
  and Trustee since 1989.              90049.                         15,937.49
                                       President, Bancorp             Corporate Income Fund
                                       Capital Group, Inc., 1988      19.500
                                       to present; President,         California Municipal
                                       Bancorp Venture Capital,       Fund 10.756
                                       Inc.,                          Growth and Income Fund
                                       1988 to present. Trustee       6,078.511
                                       of 4 trusts                    (U.S. Government Money
                                       in the Fund Complex.            Fund 2,028.525
                                                                      Corporate Income Fund
                                                                      2,641.185
                                                                      Emerging Growth Fund
                                                                      855.527
                                                                      Growth Fund 1,066.341)+
 David E. Anderson (70)                17960 Seabreeze Drive          California Municipal         ****
  Trustee since 1989.                  Pacific Palisades, CA          Fund 1,236 California
                                       90272.                         Insured Intermediate
                                       Retired. Formerly,              Municipal Fund 492
                                       President and Chief            International Growth
                                       Executive Officer, GTE         Fund 1,261 Short Term
                                       California, Inc., 1979 to      Global
                                       1988. Trustee of 4 trusts       Government Fund 3,942
                                       in the Fund Complex.           Growth Fund 1,277
 Edmond R. Davis, Esq. (69)            550 South Hope Street          California Money Fund        ****
  Trustee since 1989.                  21st Floor Los Angeles,        98,492.18
                                       CA 90071. Partner,
                                       Brobeck, Phleger &
                                       Harrison (law firm) 1987
                                       to present. Trustee of 4
                                       trusts in the Fund
                                       Complex.
 John W. English (64)                  50-H New England Ave. PO       Growth and Income            ****
  Trustee since 1994.                  Box 640 Summit, NJ 07902-      12,079.48 International
                                       0640. Retired. Formerly,       Growth Fund 8,490.88
                                       Vice President and Chief
                                       Investment Officer, Ford
                                       Foundation, 1981 to 1993.
                                       Chairman of the Board and
                                       Director, The China Fund,
                                       Inc. (a closed-end mutual
                                       fund), 1993 to present;
                                       Trustee, Retail Property
                                       Trust (a company
                                       providing management
                                       services for shopping
                                       centers), 1994 to 1997;
                                       Director, The Northern
                                       Trust Company's Benchmark
                                       Funds (open- end mutual
                                       funds), 1994 to present.
                                       Trustee of 4 trusts in
                                       the Fund Complex.
 *Alfred E. Osborne, Jr. Ph.D. (52)    110 Westwood Plaza, Suite      Global Money Fund 997.88     ****
  Trustee since 1996.                  C305                           Corporate Income Fund
                                       Los Angeles, CA 90095-         615.097 Growth and
                                       1481.                          Income Fund 286.178
                                       Professor, The Anderson        International Growth
                                       School and Director, The       Fund 668.656 Short Term
                                       Harold Price Center for        Global
                                       Entrepreneurial Studies          Government Fund
                                       at University of               149.053
                                       California at Los
                                       Angeles, 1972 to present;
                                       Independent general
                                       partner, Technology
                                       Funding Venture Partners
                                       V, 1990 to present.
                                       Formerly, Governor,
                                       National Association of
                                       Securities Dealers, Inc.,
                                       1994 to 1996; Director,
                                       NASD Regulation,
                                       September 1996 to
                                       December 1996. Director,
                                       Times Mirror Company,
                                       1980 to present;
                                       Director, United States
                                       Filter Corporation, 1991
                                       to present; Director,
                                       Nordstrom, Inc., 1987 to
                                       present; Director, Seda
                                       Specialty Packing
                                       Corporation, 1993 to
                                       1997; Director, Greyhound
                                       Lines, Inc., 1994 to
                                       present. Trustee of 4
                                       trusts in the Fund
                                       Complex.

                             ADDRESS AND BUSINESS EXPERIENCE     SHARES BENEFICIALLY    PERCENTAGE OF
   NAME, AGE AND POSITION       DURING THE PAST FIVE YEARS           OWNED AS OF         OUTSTANDING
        WITH THE FUND         (INCLUDING ALL DIRECTORSHIPS)             , 1997***          SHARES
   ----------------------    -------------------------------   ------------------------ -------------
 Wayne L. Attwood, M.D. (68)    2931 S. Howard                 None                         ****
  Nominee                       Spokane, WA 99203.
                                Retired. Formerly, Doctor
                                of internal medicine and
                                gastroenterology.
 Kristianne Blake (43)          705 W. 7th, Suite D            None                         ****
  Nominee                       Spokane, Washington
                                99203.
                                President, Kristianne
                                Gates Blake, PS
 Anne V. Farrell (62)           425 Pike Street, Suite 510     None                          ****
  Nominee                       Seattle, WA 98101.
                                President and Chief
                                Executive Officer, The
                                Seattle Foundation.
                                Director, Washington
                                Mutual, Inc.
 Michael K. Murphy (60)         P.O. Box 3366                  None                         ****
  Nominee                       Spokane, WA 99220.
                                Chairman and Chief
                                Executive Officer, CPM
                                Development Corporation.
                                Director, Washington
                                Mutual, Inc.
 **William G. Papesh (54)       601 W. Main Avenue Suite       None                         ****
  Nominee                       801 Spokane, WA 99201.
                                President and Director,
                                Advisor and Transfer
                                Agent; an executive vice
                                president and Director,
                                Distributor.
 Daniel L. Pavelich (53)        Two Prudential Plaza           None                         ****
  Nominee                       180 North Stetson Avenue
                                Suite 4300
                                Chicago, IL 60601.
                                Chairman and Chief
                                Executive Office, BDO
                                Seidman.
 Jay Rockey (69)                2121 Fifth Avenue              None                         ****
  Nominee                       Seattle, WA 98121.
                                Chairman and Chief
                                Executive Officer, The
                                Rockey Company
 Richard C. Yancey (71)         535 Madison Avenue             None                         ****
  Nominee                       New York, NY 10022.
                                Senior Advisor, Dillon,
                                Read & Co., Inc.

*  Dr. Osborne also served as Trustee of trust from     to    .
* Denotes an individual who is an "interested person" of the Funds as defined in the 1940 Act.
** This information has been provided by each Nominee.
*** As of July 1, 1997, the Nominees as a group beneficially owned an aggre-
    gate of less than 1% of the shares of each fund of the Trust.
+ [Represents shares not beneficially owned, but held by funds in the Fund Complex as of July 1, 1997 pursuant to the Fund Complex's Deferred Compen-sation Plan.]

COMPENSATION OF TRUSTEES
 Each Trustee who is not an "interested person" receives an aggregate annual fee (plus reimbursement for reasonable out-of-pocket expenses incurred in con-nection with his or her attendance at Board and committee meetings) from the Funds and all of the funds in the Fund Complex for which he or she serves. The Trust pays each Trustee who is not a director, officer or employee of Washing-ton Mutual, Inc., Sierra Investment Services Corporation, Sierra Investment Advisors Corporation, the sub-advisors to the Trust or First Data Investor Services Group, Inc., or any of their affiliates, $7,500 per annum plus $1,500 per board meeting attended, $1,000 per Audit and/or Nominating Committee meet-ing attended and reimbursement for travel and out-of-pocket expenses. Since December 1996, Mr. Bernstein, Chairman of the Trust, has received one and a half times the Trustee's compensation described above. The Chairman of the Au-dit Committee receives $1,500 per Audit Committee meeting attended. Officers of the Trust receive no direct remuneration in such capacity from the Trust. Officers of the Trust who are employees of Sierra or its affiliates may be considered to have received remuneration indirectly.

 Pursuant to an exemptive order granted by the SEC, the Trust's eligible Trustees may participate in a deferred compensation plan (the "Plan") which may be terminated at any time. Under the Plan, Trustees may elect to defer re-ceipt of all or a portion of their fees which, in accordance with the Plan, are invested in mutual fund shares. Upon termination of the Plan, Trustees that have deferred accounts under the Plan will be paid benefits no later than the time the payments would otherwise have been made without regard to such termination. All benefits provided under these plans are funded and any pay-ments to plan participants are paid solely out of the Trust's assets.

 The aggregate compensation payable by the Trust to each of the Trust's Trust-ees serving during the fiscal year ended June 30, 1997 is set forth in the compensation table below. The aggregate compensation payable to such Trustees during the fiscal year ended June 30, 1997, by the Fund Complex is also set forth in the compensation table below.
COMPENSATION TABLE

                                              PENSION OR
                             AGGREGATE        RETIREMENT            TOTAL COMPENSATION
                           COMPENSATION   BENEFITS ACCRUED AS         FROM THE TRUST
                              PAYABLE        PART OF FUND            AND FUND COMPLEX
   NAME AND POSITION      FROM THE TRUST*      EXPENSES             PAYABLE TO TRUSTEES
   -----------------      --------------- ------------------- -------------------------------
Arthur H. Bernstein,
 Trustee                      $22,938             $ 0         $54,063 for service on 4 boards
David E. Anderson,
 Trustee                       18,000               0          42,000 for service on 4 boards
Edmond R. Davis, Trustee       18,000               0          42,000 for service on 4 boards
John W. English, Trustee       18,000               0          42,000 for service on 4 boards
Alfred E. Osborne, Jr.,
 Trustee                       18,000               0          42,000 for service on 4 boards
---------------------------------------------------------------------------------------------

* Includes compensation deferred pursuant to the Plan. The total amount of deferred compensation payable by the Trust to Messrs. Bernstein, Anderson,
   Davis, English and Osborne as of June 30, 1997 were    ,    ,    ,     and
      , respectively, including income earned on such amounts.

MEETINGS AND COMMITTEES OF THE BOARD
OF TRUSTEES

 There were fifteen meetings of the Board of Trustees held during the fiscal year ended June 30, 1997. In such fiscal year, all Trustees attended at least 75% of the meetings of the Board of Trustees.

 The Board of Trustees has an Audit Committee. The Audit Committee makes rec-ommendations to the full Board of Trustees with respect to the engagement of independent accountants and reviews, with the independent accountants, the re-sults of the audit engagement and matters having a material effect on the Fund's financial operations. The members of the Audit Committee during the fiscal year ended June 30, 1997, were Messrs. Bernstein (Chairman), Anderson, Davis, English and Osborne, each of whom is not an "interested person" within the meaning of the 1940 Act. The Audit Committee met once during the fiscal year ended June 30, 1997 and all members attended the meeting. The Chairman of the Audit Committee receives $1,500 for each Audit Committee meeting attended.

 The Board of Trustees has a Nominating Committee. The Nominating Committee makes recommendations to the full Board of Trustees with respect to candidates for the Board of Trustees. The members of the Nominating Committee during the fiscal year ended June 30, 1997, were Messrs. Cerini (Mr. Cerini resigned as a Trustee of the Trust effective May 29, 1997), Anderson, Bernstein, Davis, Os-borne and English, each of whom, with the exception of Mr. Cerini, is not an "interested person" within the meaning of the 1940 Act. The Nominating Commit-tee did not meet during the fiscal year ended June 30, 1997 and all members attended the meeting held on October 27 and 28, 1997.

BOARD APPROVAL OF THE ELECTION OF TRUSTEES

 At a meeting of the Board of Trustees held October 27 and 28, 1997, the Board of Trustees unanimously recommended that shareholders vote FOR each of the Nominees for Trustee named herein. In recommending that shareholders elect the Nominees as Trustees of the Trust, the Board considered the Nominees' experi-ence and qualifications. In particular, each of the Nominees who has not pre-viously served on the Board of Trustees of the Trust has previous experience serving on the Board of Directors of the various Composite funds.

SHAREHOLDER APPROVAL OF THE ELECTION OF TRUSTEES

 The Election of the Trustees requires the affirmative vote of a plurality of all votes cast at the Meeting, provided that a majority of the shares entitled to vote are present in person or by Proxy at the Meeting. If your shares are represented at the meeting but you give no voting instructions, your shares will be voted FOR all Nominees named herein. If the Nominees are not approved by shareholders of the Trust, the Board of Trustees will consider alternative nominations.

 THE BOARD OF TRUSTEES OF THE TRUST RECOMMENDS THAT THE SHAREHOLDERS OF THE GLOBAL GOVERNMENT FUND VOTE FOR THE ELECTION OF THE NOMINEES AS TRUSTEES OF
THE TRUST.
-------------------------------------------------------------------------------
PROPOSAL 2:

APPROVAL OR DISAPPROVAL OF AGREEMENT
AND PLAN OF REORGANIZATION

 The shareholders of the Global Government Fund are being asked to approve or disapprove a Merger between the Global Government Fund and the High Quality Bond Fund. The Merger is proposed to take place pursuant to an Agreement and Plan of Reorganization between the Global Government Fund and the High Quality
Bond Fund, [dated as of October   , 1997] (the "Agree-
ment"), the form of which is attached to this Prospectus/Proxy Statement as Appendix A.

 The Agreement provides, among other things, for the transfer of all of the assets of the Global Government Fund to the High Quality Bond Fund in exchange for (i) the assumption by the High Quality Bond Fund of all of the liabilities of the Global Government Fund and (ii) the issuance to the Global Government Fund of the Class A, Class B, Class I and Class S Merger Shares, the number of which will be calculated based on the value of the net assets attributable to the Class A, Class B, Class I and Class S shares, respectively, of the Global Government Fund acquired by the High Quality Bond Fund and the net asset value per Class A, Class B, Class I and Class S share of the High Quality Bond Fund, all as more fully described below under "Information About the Merger."

 After receipt of the Merger Shares, the Global Government Fund will cause the Class A Merger Shares to be distributed to its Class A shareholders, the Class B Merger Shares to be distributed to its Class B shareholders, the Class I Merger Shares to be distributed to its Class I shareholders and the Class S Merger Shares to be distributed to its Class S shareholders, in complete liq-uidation of the Global Government Fund. Each shareholder of the Global Govern-ment Fund will receive a number of full and fractional Class A, Class B, Class I or Class S Merger Shares equal in value at the date of the exchange to the aggregate value of the shareholder's Class A, Class B, Class I or Class S Global Government Fund shares, as the case may be.

 TRUSTEES' RECOMMENDATIONS. THE TRUSTEES OF THE TRUST HAVE VOTED UNANIMOUSLY TO APPROVE THE PROPOSED MERGER BY AND BETWEEN THE GLOBAL GOVERNMENT FUND AND HIGH QUALITY BOND FUND AND TO RECOMMEND THAT SHAREHOLDERS OF THE GLOBAL GOV-ERNMENT FUND ALSO APPROVE THE MERGER FOR SUCH FUND.

 REQUIRED SHAREHOLDER VOTE. Approval of the proposed Merger will require the affirmative vote of the lesser of (A) 67% or more of the Class A, Class B, Class I and Class S shares of the Global Government Fund present or repre-sented at the Meeting, voting together as a single class, if the holders of more than 50% of the outstanding Class A, Class B, Class I and Class S shares are present or represented by proxy at the Meeting, or (B) more than 50% of the outstanding Class A, Class B, Class I and Class S shares of the Global Government Fund, voting together as a single class.

 A shareholder of the Global Government Fund objecting to the proposed Merger is not entitled under either Massachusetts law or the Trust's Master Trust Agreement (the "Sierra Declaration of Trust") to demand payment for or an ap-praisal of his or her Global Government Fund shares if the Merger is consum-mated over his or her objection. Shareholders may, however, redeem their shares at any time prior to the Merger, and if the Merger is consummated, shareholders will still be free at any time to redeem their Merger Shares, in each case for cash at net asset value at the time of such redemption, less any applicable CDSC, or to exchange their Merger Shares for shares of the same class of any fund advised by CRM (other than funds serving as underlying fund-ing vehicles for variable insurance contracts) certain other funds offered by the Trust, SAM Portfolios or SPIF, at net asset value at the time of such ex-change.

BACKGROUND AND REASONS FOR THE PROPOSED MERGERS

 The Trustees of the Global Government Fund, including the Trustees who are not "interested persons" of the Trust (the "Independent Trustees"), have de-termined that the Merger would be in the best interests of the Global Govern-ment Fund, and that the interests of the Global Government Fund's shareholders would not be diluted as a result of effecting the Merger. At a meeting held on October 27 and 28, 1997, the Trustees [unanimously] approved the proposed Merger and recommended its approval by shareholders. Before reaching its con-clusions, the Trust's Board of Trustees conducted an extensive "due diligence" review. Among other things, the Board received reports from counsel and ex-perts hired to evaluate the Merger. Furthermore, the Trustees took into ac-count the capital loss carry-forwards and the unrealized capital appreciation in the Funds, in each case as a percentage of the Fund's total net assets. Those percentages as of June 30, 1997 were as follows:

                                   CAPITAL LOSS                UNREALIZED CAPITAL
                               CARRY-FORWARDS (AS A        APPRECIATION (DEPRECIATION)
                          PERCENTAGE OF TOTAL NET ASSETS) (AS A PERCENTAGE OF TOTAL NET
          FUND                   ON JUNE 30, 1997           ASSETS) ON JUNE 30, 1997
          ----            ------------------------------- -----------------------------
Global Government Fund..              [4.05%]                        [(6.90)%]
High Quality Bond Fund..              [8.17%]                          [.20%]

 The principal reasons why the Trustees are recommending the Merger, and the overall restructuring of the Composite/Sierra Mutual Funds as discussed on page 4, are as follows:

  (i) ECONOMIES OF SCALE AT FUND LEVEL. The Trustees have determined that it is in the best interests of the Global Government Fund's shareholders to com-bine the Global Government Fund with the High Quality Bond Fund in order to increase the asset base over which the Global Government Fund's expenses will be spread. The increased asset base is expected to result in aggregate oper-ating expenses (exclusive of management fees) that, absent any waiver of man-agement fees or reimbursement of expenses, would be lower than those cur-rently borne by the Global Government Fund. In addition, as described more fully in the overview under "Operating Expenses," the currently approved con-tractual management fee rate for the High Quality Bond Fund is lower than the currently approved contractual management fee rate for the Global Government Fund, although the reduction of Sierra's voluntary waiver/ reimbursement will result in aggregate operating expenses for the High Quality Bond Fund that are higher than those currently borne by the Global Government Fund.

  (ii) EXPERIENCED LEADERSHIP AND A HERITAGE SINCE 1939. CRM (the proposed new investment adviser to the High Quality Bond Fund subsequent to the overall restructuring) has extensive mutual fund experience, with the four senior ex-ecutives having an average of over 23 years in the financial services indus-try. Washington Mutual, Inc. was a pioneer in bank distribution of mutual funds when it acquired Murphey Favre, Inc. (the predecessor to Washington Mu-tual Financial Services, Inc.) in 1982. [CRM has served as investment adviser to mutual funds since 1939.]

  (iii) APPROPRIATE INVESTMENT OBJECTIVES, DIVERSIFICATION, ETC. The invest-ment objectives, policies and restrictions of the High Quality Bond Fund are substantially similar to those of the Global Government Fund, and the Trust-ees believe that an investment in shares of the High Quality Bond Fund (whose portfolio will have been combined with that of the Global Government Fund) will provide shareholders with an investment opportunity comparable to that currently afforded by the Global Government Fund, with the potential for re-duced investment risk because of the opportunities for additional diversifi-cation of portfolio investments through increased Fund assets.

  (iv) LARGER, MORE INTEGRATED FUND COMPLEX. The Merger will allow the share-holders of the Global Government Fund to enjoy the benefits of integration in the same manner that the overall restructuring of the Composite/Sierra Mutual Funds should reduce the possibility of confusion for shareholders between funds within the same family with similar names and/or in-vestment objectives. It will also give shareholders broader exchange privi-leges among funds subsequent to the overall restructuring.

INFORMATION ABOUT THE MERGER

 AGREEMENT AND PLAN OF REORGANIZATION. The proposed Agreement and Plan of Re-organization provides that the High Quality Bond Fund will acquire all of the assets of the Global Government Fund in exchange for the assumption by the High Quality Bond Fund of all of the liabilities of the Global Government Fund and for the issuance of the Class A, Class B, Class I and Class S Merger Shares, all as of the Exchange Date (defined in each Agreement to be December [31], 1997 or such other date as may be agreed upon by the Fund). The follow-ing discussion of the Agreement is qualified in its entirety by the full text of the Agreement, the form of which is attached as Appendix A to this Prospectus/Proxy Statement.

 The Global Government Fund will sell all of its assets to the High Quality Bond Fund, and, in exchange, the High Quality Bond Fund will assume all of the liabilities of the Global Government Fund and deliver to the Global Government Fund (i) a number of full and fractional Class A Merger Shares having an ag-gregate net asset value equal to the value of the assets of the Global Govern-ment Fund attributable to its Class A shares, less the value of the liabili-ties of the Global Government Fund assumed by the High Quality Bond Fund at-tributable to the Class A shares of the Global Government Fund, (ii) a number of full and fractional Class B Merger Shares having an aggregate net asset value equal to the value of assets of the Global Government Fund attributable to its Class B shares, less the value of the liabilities of the Global Govern-ment Fund assumed by the High Quality Bond Fund attributable to the Class B shares of the Global Government Fund, (iii) a number of full and factional Class I Merger Shares having an aggregate net asset value equal to the value of the assets of the Global Government Fund attributable to its Class I shares, less the value of the liabilities of the Global Government Fund as-sumed by the High Quality Bond Fund attributable to the Class I shares of the Global Government Fund and (iv) a number of full and fractional Class S Merger Shares having an aggregate net asset value equal to the value of assets of the Global Government Fund attributable to its Class S shares, less the value of the liabilities of the Global Government Fund assumed by the High Quality Bond Fund attributable to the Class S shares of the Global Government Fund.

 Immediately following the Exchange Date, the Global Government Fund will dis-tribute pro rata to its shareholders of record as of the close of business on the Exchange Date the full and fractional Merger Shares received by the Global Government Fund, with Class A Merger Shares being distributed to holders of Class A shares of the Global Government Fund, Class B Merger Shares being dis-tributed to holders of Class B shares of the Global Government Fund, Class I Merger Shares being distributed to holders of Class I shares of the Global Government Fund and Class S Merger Shares being distributed to holders of Class S shares of the Global Government Fund. As a result of the proposed transaction, each holder of Class A, Class B, Class I and Class S shares of the Global Government Fund will receive a number of Class A, Class B, Class I and Class S Merger Shares equal in aggregate value at the Exchange Date to the value of the Class A, Class B, Class I and Class S shares, respectively, of the Global Government Fund held by the shareholder. This distribution will be accomplished by the establishment of accounts on the share records of the High Quality Bond Fund in the names of the Global Government Fund shareholders, each account representing the respective number of full and fractional Class A, Class B, Class I and Class S Merger Shares due such shareholder. New certificates for Merger Shares will not be issued.

 The consummation of the Merger is subject to the conditions set forth in the Agreement, any of which may be waived. The Agreement may be terminated and the Merger abandoned at any time, before or after approval by the shareholders of the Global Government Fund, prior to the Exchange Date, by mutual consent of the Global Government Fund and the High Quality Bond Fund or, if any condition set forth in the Agreement has not been fulfilled and has not been waived by the party entitled to its benefits, by such party.

 All legal and accounting fees and expenses, printing and other fees and ex-penses (other than portfolio transfer taxes (if any), brokerage and other sim-ilar expenses, all of which will be borne by the relevant Fund) incurred in connection with the consummation of the transactions contemplated by the Agreement will be [borne by CRM and/or Washington Mutual] [allocated in accor-dance with the following: First, the costs of the overall restructuring of the Composite/Sierra Mutual Funds referred to in the Overview under "Proposed Transactions," including the costs of the Mergers and this Prospectus/Proxy Statement, are being preliminarily allocated on a basis approved by the Trust-ees, including the Independent Trustees, of the Trust as well as by the Trust-ees of the Composite Funds, including the Trustees who are not "interested persons" thereof, and Directors of the Composite Funds, including the Direc-tors who are not "interested persons" thereof. CRM and/or Sierra will bear any and all expenses preliminarily allocated to any of the series of Composite Funds involved in the overall restructuring and CRM and/or Sierra will also bear any and all expenses allocated to Sierra Funds, including the Global Gov-ernment Fund and the High Quality Bond Fund to the extent that they would oth-erwise exceed the respective expense caps (the "Relevant Expense Caps") set forth below. The Sierra Funds, including the Global Government Fund and the High Quality Bond Fund have agreed to pay the expenses preliminarily allocated to them but not, however, in an amount exceeding the Relevant Expense Caps. The Relevant Expense Caps represent a percentage (approximately 50%) of the projected aggregate savings for shareholders for the first year following the Mergers. The currently estimated expenses to be borne by the Funds and the Relevant Expense Caps are as follows:

                                                    CURRENT EXPENSE
                   NAME OF FUND                        ESTIMATE     EXPENSE CAP
                   ------------                     --------------- -----------
Global Government Fund.............................
High Quality Bond Fund.............................

 Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the pay-ment by any other party of such expenses would result in the disqualification of the first party as a "regulated investment company" within the meaning of
Section 851 of the Internal Revenue Code of 1986, as amended (the "Code")].

 DESCRIPTION OF THE MERGER SHARES. Full and fractional Merger Shares will be issued to the Global Government Fund's shareholders in accordance with the procedure under the Agreement as described above. The Merger Shares are Class A, Class B, Class I and Class S shares of the High Quality Bond Fund, which have characteristics identical to those of the corresponding class of the Global Government Fund shares with respect to sales charges, CDSCs, conversion and 12b-1 servicing and distribution fees. Investors purchasing Class A shares of the High Quality Bond Fund generally pay a sales charge of up to 3.50% at the time of purchase, but the Global Government Fund shareholders receiving Class A Merger Shares in the Merger will not pay a sales charge on such shares. Class A shares of the High Quality Bond Fund are generally not subject to redemption fees, except that a $5.00 fee may be charged for each wire transfer if shares are redeemed by wire transfer to a shareholder's pre-autho-rized bank account. Certain investors who purchase Class A shares at net asset value based on a purchase amount of $1 million or more after June 30, 1995 may be subject to a 1.0% CDSC on redemptions within one year of purchase or a 0.5% CDSC on redemptions after 1 year but within two years of purchase. Class A shares purchased through a qualified 401(k) or 403(b) plan may, in certain circumstances, be subject to a CDSC of 1.0% if the shares are redeemed within two years of their initial purchase. Class A shares of the High Quality Bond Fund are generally subject to a 12b-1 servicing fee at the annual rate of 0.25% of the net assets attributable to the Fund's Class A shares. Class B shares of the High Quality Bond Fund are sold without a front end sales charge, but are subject to a CDSC of up to 4% if redeemed within four years of original purchase. Class S shares of the High Quality Bond Fund are sold with-out a front end sales charge, but are subject to a CDSC of up to 5% if re-deemed within six years of original purchase. Both Class B and Class S shares of the High Quality Bond Fund are also subject to 12b-1 distribution and ser-vicing fees at the annual rates of 0.75% and 0.25%, respectively, of the Fund's average daily net assets attributable to Class B or Class S shares. Class B and Class S shares of the High Quality Bond Fund will convert automat-ically into Class A shares after they have been held for approximately eight years. Class I shares of the High Quality Bond Fund (which are available for purchase only by the SAM Portfolios and are not sold directly to investors) are sold without a front-end sales load or CDSC, are not subject to 12b-1 fees and do not convert into any other class of shares. For purposes of determining the CDSC payable on redemption of Class A, Class B or Class S Merger Shares received by holders of Class A, Class B or Class S shares of the Global Gov-ernment Fund, as well as the conversion date of Class B and Class S Merger Shares, such shares will be treated as having been acquired as of the dates that, and for the prices at which, such shareholders originally acquired their Class A, Class B or Class S shares, as the case may be, of the Global Govern-ment Fund, and the CDSC will be applied at the same rate as was in effect for the High Quality Bond Fund at the time the shares of the Global Government Fund were originally purchased.

 CERTAIN PAYMENTS BY THE DISTRIBUTOR. In connection with the sale of Class B and Class S shares of both the Global Government Fund and the High Quality Bond Fund, Sierra Services pays commissions to broker-dealers from its own as-sets that it expects to recover over time through the receipt of distribution fees in connection with both the Global Government Fund's and the High Quality Bond Fund's Class B and Class S shares and the receipt of any CDSC on Class B and Class S shares. The total amount of such commissions paid by Sierra Serv-ices with respect to the Funds before the consummation of the proposed Merger will likely exceed the amounts recovered by Sierra Services by that time. Such unrecovered amounts do not represent a liability of the Global Government Fund and, consequently, the High Quality Bond Fund will not assume any such liabil-ity in connection with the consummation of the Merger. However, to the extent Sierra Services has not fully recovered such commissions before the consumma-tion of the proposed Merger, it is anticipated that the Sierra Trustees will consider such unrecovered amounts, among other factors, in determining whether to continue payments of distribution fees in the future with respect to Class B and Class S shares of the High Quality Bond Fund.

 As of June 30, 1997, the expenses incurred by Sierra Services in distributing
shares of the Trust were approximately $   in excess of payments under the
Trust's Distribution and Servicing Plan with respect to Class B shares and
$    in excess of payments under the Trust's Distribution and Servicing Plan with respect to Class S shares.

 DECLARATION OF TRUST. Each of the Merger Shares will be fully paid and nonas-sessable by the High Quality Bond Fund when issued, will be transferable with-out restriction, and will have no preemptive or conversion rights, except that Class B and Class S Merger Shares convert automatically into Class A shares as described above. The Sierra Declaration of Trust per-mits the Trust to divide its shares, without shareholder approval, into two or more series of shares representing separate investment portfolios and to fur-ther divide any such series, without shareholder approval, into two or more classes of shares having such preferences and special or relative rights and privileges as the Trustees may determine. The High Quality Bond Fund's shares are currently divided into four classes: Class A, Class B, Class I and Class S.

 Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obliga-tions of the trust. However, the Sierra Declaration of Trust disclaims share-holder liability for acts or obligations of the Trust and/or the High Quality Bond Fund and requires that notice of such disclaimer be given in each agree-ment, undertaking, or obligation entered into or executed by the Trust, the High Quality Bond Fund or the Trust's Trustees. The Sierra Declaration of Trust provides for indemnification out of the High Quality Bond Fund property for all loss and expense of any shareholder held personally liable for the ob-ligations of the High Quality Bond Fund. Thus, the risk of a shareholder's in-curring financial loss from shareholder liability is limited to circumstances in which the High Quality Bond Fund would be unable to meet its obligations. The likelihood of such a circumstance is considered remote. The shareholders of the Global Government Fund are currently subject to substantially the same risk of shareholder liability, under Massachusetts law and the Sierra Declara-tion of Trust.

 The Sierra Declaration of Trust provides that Trustees may be removed by two-thirds vote of the Trustees or by vote of shareholders holding at least two-thirds of the outstanding shares of the Trust. In addition, the Sierra Decla-ration of Trust provides that shareholders holding 10% or more of the out-standing shares of the Trust may call a meeting of shareholders to consider the removal of any Trustee.

 The Sierra Declaration of Trust provides that the liquidation of any fund, including the Global Government Fund, requires the approval not only of a ma-jority of the Trustees, but also of a "majority of the outstanding voting se-curities" of the fund, as defined in the 1940 Act, which means the lesser of
(A) 67% or more of the shares of the fund present at a meeting, if the holders of more than 50% of the outstanding shares of the fund are present or repre-sented by proxy, or (B) more than 50% of the outstanding shares of the fund. The Sierra Declaration of Trust provides that the Trust may be terminated only by both the vote of a majority of the outstanding voting securities of each fund and the vote of a majority of the Trustees.

 The Sierra Declaration of Trust provides that a quorum for a meeting of shareholders is a majority of the shares entitled to vote at the meeting.

 BOARD OF TRUSTEES. Pursuant to Proposal 1, each Trustee of The Composite Funds has been nominated to serve as a Trustee of the Trust, subject to the approval of the Trust's shareholders. The members of The Composite Funds' Board of Trustees, who are responsible for overseeing the affairs of The Com-posite Funds, are currently Wayne L. Attwood, M.D., Kristianne Blake, Anne V. Farrell, Michael K. Murphy, William G. Papesh, Daniel L. Pavelich, Jay Rockey and Richard C. Yancey. See Proposal 1 above for further information.

 CAPITALIZATION. The following table shows the capitalization of the High Quality Bond Fund and the Global Government Fund as of June 30, 1997 and of the High Quality Bond Fund on a pro forma basis as of that date, giving effect to the proposed acquisition by the High Quality Bond Fund of the assets and liabilities of the Global Government Fund at net asset value:

                                 JUNE 30, 1997

                                                                    HIGH QUALITY
                                                                     BOND FUND:
                                     HIGH QUALITY GLOBAL GOVERNMENT  PRO FORMA
                                      BOND FUND         FUND          COMBINED
                                     ------------ ----------------- ------------
--------------------------------------------------------------------------------
Net Assets (000's omitted)
 Class A...........................    $13,685         $44,256        $57,941
 Class B...........................    $ 2,994         $ 2,331        $ 5,325
 Class I...........................    $ 2,752         $ 3,734        $ 6,485
 Class S...........................    $   800         $   474        $ 1,273
--------------------------------------------------------------------------------
Shares outstanding (000's omitted)
 Class A...........................    $ 5,898         $19,253        $24,972
 Class B...........................    $ 1,290         $ 1,014        $ 2,295
 Class I...........................    $ 1,186         $ 1,624        $ 2,795
 Class S...........................    $   345         $   206        $   549
--------------------------------------------------------------------------------
Net asset value per share
 Class A*..........................    $  2.32         $  2.30        $  2.32
 Class B*..........................    $  2.32         $  2.30        $  2.32
 Class I...........................    $  2.32         $  2.30        $  2.32
 Class S*..........................    $  2.32         $  2.30        $  2.32
--------------------------------------------------------------------------------

* Redemption price per share is equal to Net Asset Value less any applicable contingent deferred sales charge.

 Because the Agreement provides that the High Quality Bond Fund will be the surviving Fund following the reorganization and because the High Quality Bond Fund's investment objective and policies will remain unchanged, the pro forma financial statements reflect the transfer of the assets and liabilities of the Global Government Fund to the High Quality Bond Fund as contemplated by the Agreement.

-------------------------------------------------------------------------------
INFORMATION ABOUT THE ACQUIRED AND ACQUIRING FUNDS

 Other information regarding the Global Government Fund and the High Quality Bond Fund, including information with respect to the investment objectives, policies and restrictions and financial history may be found in the Merger SAI, the accompanying Prospectus, the SAI and the Annual Report, which are available upon request by calling 1-800-222-5852. To the extent that any in-formation in respect of the Global Government Fund or the High Quality Bond Fund found in any such document is inconsistent with the information contained in this Prospectus/Proxy Statement, this Prospectus/Proxy Statement should be deemed to supersede such other document. Certain information and commentary from the Sierra Annual Report relating to the Funds' recent investment perfor-mance is set forth in Appendix B to this Prospectus/Proxy Statement.

 Proxy materials, reports, proxy and information statements and other informa-tion filed by the Trust with respect to the Funds can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be ob-tained from the Public Reference Branch, Office of Consumer Affairs and Infor-mation Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

-------------------------------------------------------------------------------
VOTING INFORMATION

 RECORD DATE, QUORUM AND METHOD OF TABULATION. Shareholders of record of the Global Government Fund at the close of business on October , 1997 (the "Rec-ord Date") will be entitled to notice of and to vote at the Meeting or any ad-journment thereof. The holders of a majority of the Class A, Class B, Class I and Class S shares of the Global Government Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting with respect to that Fund. Shareholders are entitled to one vote for each share held, with fractional shares voting proportionally. Class A, Class B, Class I and Class S shareholders of the Global Government Fund vote together as a single class in connection with the approval or disapproval of the Merger. Only shareholders of the Global Govern-ment Fund will vote on the approval or disapproval of the Merger. Shareholders of all of the Funds within the Trust will vote together as a single class on the election of the Trust's Board of Trustees.

 Votes cast by proxy or in person at the Meeting will be counted by persons appointed by the Trust as tellers for the Meeting. The tellers will count the total number of votes cast "for" approval of the proposal for purposes of de-termining whether sufficient affirmative votes have been cast. The tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instruc-tions have not been received from the beneficial owners or the persons enti-tled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. So long as a quorum is present, abstentions and broker non-votes have the effect of negative votes on the proposals relating to the Mergers, and no effect on the election of Trustees. Class I shares of the Global Government Fund which are held by SAM Portfolios are required to be voted for, voted against or withheld from voting on each Proposal in the same proportion as are the other outstanding shares of the Global Government Fund.

 SHARES OUTSTANDING AND BENEFICIAL OWNERSHIP. As of the Record Date, as shown on the books of the Trust, there were issued and outstanding the following number of shares of beneficial interest of each class of the Global Government
Fund:

                                                CLASS A CLASS B CLASS I CLASS S
                                                ------- ------- ------- -------
Global Government Fund.........................

 As of the Record Date, the officers and Trustees of the Trust as a group ben-eficially owned [less than 1%] of the outstanding shares of each class of the Global Government Fund. As of the Record Date, to the best of the knowledge of the Trust, the following persons owned of record or beneficially 5% or more of the outstanding shares of the indicated classes of the Global Government Fund and the High Quality Bond Fund:

 [insert list of 5% shareholders and pro forma ownership of the 5% sharehold-ers following Merger]

 SOLICITATION OF PROXIES. Solicitation of proxies by personal interview, mail, and telephone, may be made by officers and Trustees of the Trust and employees
of Sierra and CRM and their affiliates. In addition, the firm of     has been
retained to assist in the solicitation of proxies. The costs for solicitation of proxies, like the other costs associated with the overall restructuring of the Composite/Sierra Mutual Funds, will be [borne by CRM and/or Sierra] [only partially borne by the Funds]. See "Information About the Merger."

 REVOCATION OF PROXIES. Any shareholder giving a proxy has the power to revoke it by mail (addressed to the Trust's Secretary at the principal office of the Trust at P.O. Box 5118, Westboro, Massachusetts 01581) or in person at the Meeting, by executing a superseding proxy, or by submitting a notice of revo-cation to the Secretary of the Trust. All properly executed proxies received in time for the Meeting will be voted as specified in the proxy, or, if no specification is made, FOR the election of all of the nominees to the Trust's Board of Trustees (set forth in Proposal 1 of the Notice of Meeting) and FOR the proposal (set forth in Proposals 2, of the Notice of Meeting) to implement the Merger with respect to the Global Government Fund.

 SHAREHOLDER PROPOSALS AT FUTURE MEETINGS OF SHAREHOLDERS. The Sierra Declara-tion of Trust does not provide for annual meetings of shareholders and the Trust does not currently intend to hold such a meeting for shareholders in 1997 or 1998. Shareholder proposals for inclusion in a proxy statement for any subsequent meeting of the Global Government Fund's shareholders must be re-ceived by the Trust a reasonable period of time prior to any such meeting. If the Merger is consummated, the Global Government Fund's existence will termi-nate in December 1997 or shortly thereafter, after which there would be no meetings of the shareholders of the Global Government Fund.

 ADJOURNMENT. If sufficient votes in favor of any proposal are not received by the time scheduled for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any adjournment will require the affirmative vote of a plurality of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. If the Meeting is adjourned only with respect to one proposal, any other proposal may still be acted upon by the shareholders. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposal. They will vote against any such adjournment those proxies required to be voted against the proposal. [The Global Government Fund/CRM or its affiliates] will pay the costs of any additional solicitation and of any adjourned session.

November  1997

                                  APPENDIX A

                 FORM OF AGREEMENT AND PLAN OF REORGANIZATION

 This Agreement and Plan of Reorganization (the "Agreement") is made as of Oc-
tober    , 1997 in    ,   , by and between the Sierra Trust Funds, a Massachu-
setts business trust (the "Sierra Trust") on behalf of its Short Term Global Government Fund series (the "Acquired Fund"), and the Sierra Trust, on behalf of its Short Term High Quality Bond Fund series (the "Acquiring Fund").

PLAN OF REORGANIZATION

 (a) The Acquired Fund will sell, assign, convey, transfer and deliver to the Acquiring Fund on the Exchange Date (as defined in Section 6) all of its prop-erties and assets. In consideration therefor, the Acquiring Fund shall, on the Exchange Date, assume all of the liabilities of the Acquired Fund existing at the Valuation Time (as defined in Section 3(c)) and deliver to the Acquired Fund (i) a number of full and fractional Class A shares of beneficial interest of the Acquiring Fund (the "Class A Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class A shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class A shares of the Acquired Fund assumed by the Acquiring Fund on that date, (ii) a number of full and fractional Class B shares of beneficial inter-est of the Acquiring Fund (the "Class B Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund attrib-utable to Class B shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund at-tributable to Class B shares of the Acquired Fund assumed by the Acquiring Fund on that date, (iii) a number of full and fractional Class I shares of beneficial interest of the Acquiring Fund (the "Class I Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class I shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class I shares of the Acquired Fund assumed by the Ac-quiring Fund on that date and (iv) a number of full and fractional Class S shares of beneficial interest of the Acquiring Fund (the "Class S Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class S shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabili-ties of the Acquired Fund attributable to Class S shares of the Acquired Fund assumed by the Acquiring Fund on that date. (The Class A Merger Shares, the Class B Merger Shares, the Class I Merger Shares and the Class S Merger Shares shall be referred to collectively as the "Merger Shares.") It is intended that the reorganization described in this Agreement shall be a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

 (b) Upon consummation of the transactions described in paragraph (a) of this Agreement, the Acquired Fund shall distribute in complete liquidation to its Class A, Class B, Class I and Class S shareholders of record as of the Ex-change Date the Class A, Class B, Class I and Class S Merger Shares of the Ac-quiring Fund, each such shareholder being entitled to receive that proportion of such Class A, Class B, Class I and Class S Merger Shares which the number of Class A, Class B, Class I and Class S shares of beneficial interest of the Acquired Fund held by such shareholder bears to the number of Class A, Class B, Class I and Class S shares of the Acquired Fund outstanding on such date. Certificates representing the Merger Shares will not be issued. All issued and outstanding shares of the Acquired Fund will si-multaneously be canceled on the books of the Acquired Fund.

 (c) As promptly as practicable after the liquidation of the Acquired Fund as aforesaid, the Acquired Fund shall be dissolved pursuant to the provisions of the Declaration of Trust of the Sierra Trust, as amended, and applicable law, and its legal existence terminated. Any reporting responsibility of the Ac-quired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Exchange Date and, if applicable, such later date on which the Acquired Fund is liquidated.

AGREEMENT

 The Acquiring Fund and the Acquired Fund agree as follows:

 1. Representations, Warranties and Agreements of the Acquiring Fund. The Ac-quiring Fund represents and warrants to and agrees with the Acquired Fund that:

  a. The Acquiring Fund is a series of shares of the Sierra Trust, a Massachu-setts business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out its obligations under this Agreement. The Sierra Trust is qualified as a foreign association in every jurisdiction where re-quired, except to the extent that failure to so qualify would not have a ma-terial adverse effect on the Sierra Trust. Each of the Sierra Trust and the Acquiring Fund has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

  b. The Sierra Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

  c. A statement of assets and liabilities, statements of operations, state-ments of changes in net assets and a schedule of investments (indicating their market values) of the Acquiring Fund as of and for the year ended June 30, 1997 have been furnished to the Acquired Fund. Such statement of assets and liabilities and schedule fairly present the financial position of the Ac-quiring Fund as of the their date and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the period covered thereby in conformity with gen-erally accepted accounting principles.

  d. The current prospectus and statement of additional information of the Si-erra Trust, each dated October 31, 1997 (collectively, the "Sierra Prospec-tus"), which has previously been furnished to the Acquired Fund, did not as of such date and does not contain as of the date hereof, with respect to the Sierra Trust and the Acquiring Fund, any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

  e. There are no material legal, administrative or other proceedings pending or, to the knowledge of the Sierra Trust or the Acquiring Fund, threatened against the Sierra Trust or the Acquiring Fund, which assert liability on the part of the Sierra Trust or the Acquiring Fund. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely af-fects its business or its ability to consummate the transactions herein con-templated.

  f. The Acquiring Fund has no known liabilities of a material nature, contin-gent or otherwise, other than those shown belonging to it on its statement of assets and liabilities as of

 June 30, 1997, those incurred in the ordinary course of its business as an investment company since June 30, 1997 and those to be assumed pursuant to this Agreement. Prior to the Exchange Date, the Acquiring Fund will endeavor to quantify and to reflect on its balance sheet all of its material known li-abilities and will advise the Acquired Fund of all material liabilities, con-tingent or otherwise, incurred by it subsequent to June 30, 1997, whether or not incurred in the ordinary course of business.

  g. As of the Exchange Date, the Acquiring Fund will have filed all federal and other tax returns and reports which, to the knowledge of the Sierra Trust's officers, are required to be filed by the Acquiring Fund and have paid or will pay all federal and other taxes shown to be due on said returns or on any assessments received by the Acquiring Fund. All tax liabilities of the Acquiring Fund have been adequately provided for on its books, and no tax deficiency or liability of the Acquiring Fund has been asserted, and no ques-tion with respect thereto has been raised or is under audit, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

  h. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act and state se-curities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

  i. The registration statement (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") by the Sierra Trust on Form N-14 on behalf of the Acquiring Fund and relating to the Merger Shares issuable hereunder and the proxy statement of the Acquired Fund relating to the meeting of the Acquired Fund shareholders referred to in Section 7(a) herein (together with the documents incorporated therein by reference, the "Acquired Fund Proxy Statement"), on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the share-holders meeting referred to in Section 7(a) and on the Exchange Date, the prospectus which is contained in the Registration Statement, as amended or supplemented by any amendments or supplements filed with the Commission by the Sierra Trust, and the Acquired Fund Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not mislead-ing; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registra-tion Statement or the Acquired Fund Proxy Statement made in reliance upon and in conformity with information furnished in writing by the Acquired Fund to the Acquiring Fund or the Sierra Trust specifically for use in the Registra-tion Statement or the Acquired Fund Proxy Statement.

  j. There are no material contracts outstanding to which the Acquiring Fund is a party, other than as are or will be disclosed in the Sierra Prospectus, the Registration Statement or the Acquired Fund Proxy Statement.

  k. The Acquiring Fund has no shares of beneficial interest issued and out-standing. All of the issued and outstanding shares of beneficial interest of the Acquiring Fund have been offered for sale and sold in conformity with all applicable federal and state securi-ties laws (including any applicable exemptions therefrom), or the Acquiring Fund has taken any action necessary to remedy any prior failure to have of-fered for sale and sold such shares in conformity with such laws.

  l. The Acquiring Fund qualifies and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

  m. The issuance of the Merger Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

  n. The Merger Shares to be issued to the Acquired Fund have been duly autho-rized and, when issued and delivered pursuant to this Agreement, will be le-gally and validly issued and will be fully paid and non-assessable by the Ac-quiring Fund, and no shareholder of the Acquiring Fund will have any preemp-tive right of subscription or purchase in respect thereof.

  o. All issued and outstanding shares of the Acquiring Fund are, and at the Exchange Date all issued and outstanding shares of the Acquiring Fund will be, duly authorized, validly issued, fully paid and non-assessable by the Ac-quiring Fund. The Acquiring Fund does not have outstanding any options, war-rants or other rights to subscribe for or purchase any Acquiring Fund shares, nor is there outstanding any security convertible into any Acquiring Fund shares.

 2. Representations, Warranties and Agreements of the Acquired Fund. The Ac-quired Fund represents and warrants to and agrees with the Acquiring Fund that:

  a. The Acquired Fund is a series of shares of the Sierra Trust, a Massachu-setts business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out this Agreement. The Sierra Trust is qualified as a foreign association in every jurisdiction where required, except to the ex-tent that failure to so qualify would not have a material adverse effect on the Sierra Trust. Each of the Sierra Trust and the Acquired Fund has all nec-essary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to carry out this Agreement.

  b. The Sierra Trust is registered under the 1940 Act as an open-end manage-ment investment company, and such registration has not been revoked or re-scinded and is in full force and effect.

  c. A statement of assets and liabilities, statement of operations, statement of changes in net assets and a schedule of investments (indicating their mar-ket values) of the Acquired Fund as of and for the year ended June 30, 1997 have been furnished to the Acquiring Fund. Such statement of assets and lia-bilities and schedule fairly present the financial position of the Acquired Fund as of their date, and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the period covered thereby, in conformity with generally accepted ac-counting principles.

  d. The Sierra Prospectus, which has been previously furnished to the Acquir-ing Fund, did not contain as of such dates and does not contain, with respect to the Sierra Trust and the Acquired Fund, any untrue statement of a material fact or omit to state a material fact required to be stated therein or neces-sary to make the statements therein not misleading.

  e. There are no material legal, administrative or other proceedings pending or, to the knowledge of the Sierra Trust or the Acquired Fund, threatened against the Sierra Trust or the Acquired Fund, which assert liability on the part of the Sierra Trust or the Acquired Fund. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

  f. There are no material contracts outstanding to which the Acquired Fund is a party, other than as are disclosed in the Sierra Trust's registration statement on Form N-1A or the Sierra Prospectus.

  g. The Acquired Fund has no known liabilities of a material nature, contin-gent or otherwise, other than those shown on the Acquired Fund's statement of assets and liabilities as of June 30, 1997 referred to above and those in-curred in the ordinary course of its business as an investment company since such date. Prior to the Exchange Date, the Acquired Fund will endeavor to quantify and to reflect on its balance sheet all of its material known lia-bilities and will advise the Acquiring Fund of all material liabilities, con-tingent or otherwise, incurred by it subsequent to June 30, 1997, whether or not incurred in the ordinary course of business.

  h. As of the Exchange Date, the Acquired Fund will have filed all federal and other tax returns and reports which, to the knowledge of the Sierra Trust's officers, are required to be filed by the Acquired Fund and has paid or will pay all federal and other taxes shown to be due on said returns or on any assessments received by the Acquired Fund. All tax liabilities of the Ac-quired Fund have been adequately provided for on its books, and no tax defi-ciency or liability of the Acquired Fund has been asserted, and no question with respect thereto has been raised or is under audit, by the Internal Reve-nue Service or by any state or local tax authority for taxes in excess of those already paid.

  i. At the Exchange Date, the Sierra Trust, on behalf of the Acquired Fund, will have full right, power and authority to sell, assign, transfer and de-liver the Investments (as defined below) and any other assets and liabilities of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Invest-ments and any such other assets and liabilities as contemplated by this Agreement, the Acquiring Fund will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security inter-ests whatsoever and without any restrictions upon the transfer thereof. As used in this Agreement, the term "Investments" shall mean the Acquired Fund's investments shown on the schedule of its investments as of June 30, 1997 re-ferred to in Section 2(c) hereof, as supplemented with such changes in the portfolio as the Acquired Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions through the Exchange Date.

  j. No registration under the 1933 Act of any of the Investments would be re-quired if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Acquired Fund, except as previously disclosed to the Acquiring Fund by the Acquired Fund.

  k. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the trans-actions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, the 1940 Act or state securities or blue sky laws.

  l. The Registration Statement and the Acquired Fund Proxy Statement, on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and

 (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders meet-ing referred to in Section 7(a) and on the Exchange Date, the Acquired Fund Proxy Statement and the Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Acquired Fund Proxy Statement made in reliance upon and in conformity with information furnished in writing by the Acquiring Fund to the Acquired Fund or the Sierra Trust specifically for use in the Registration Statement or the Acquired Fund Proxy Statement.

  m. The Acquired Fund qualifies and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Section 851 and 852 of the Code.

  n. At the Exchange Date, the Acquired Fund will have sold such of its as-sets, if any, as are necessary to assure that, after giving effect to the ac-quisition of the assets of the Acquired Fund pursuant to this Agreement, the Acquiring Fund will remain a "diversified company" within the meaning of Sec-tion 5(b)(1) of the 1940 Act and in compliance with such other mandatory in-vestment restrictions as are set forth in the Sierra Prospectus, as amended through the Exchange Date.

  o. All of the issued and outstanding shares of beneficial interest of the Acquired Fund shall have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Acquired Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

  p. All issued and outstanding shares of the Acquired Fund are, and at the Exchange Date will be, duly authorized, validly issued, fully paid and non-assessable by the Acquired Fund. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.

 3. Reorganization.

  a. Subject to the requisite approval of the shareholders of the Acquired Fund and to the other terms and conditions contained herein (including the Acquired Fund's obligation to distribute to its shareholders all of its in-vestment company taxable income and net capital gain as described in Section 8(m)), the Acquired Fund agrees to sell, assign, convey, transfer and deliver to the Acquiring Fund, and the Acquiring Fund agrees to acquire from the Ac-quired Fund, on the Exchange Date all of the Investments and all of the cash and other properties and assets of the Acquired Fund, whether accrued or con-tingent (including cash received by the Acquired Fund upon the liquidation by the Acquired Fund of any investments purchased by the Acquired Fund after June 30, 1997 and designated by the Acquiring Fund as being unsuitable for it to acquire), in exchange for that number of shares of beneficial interest of the Acquiring Fund provided for in Section 4 and the assumption by the Ac-quiring Fund of all of the liabilities of the Acquired Fund, whether accrued or contingent, existing at the Valuation Time except for the Acquired Fund's liabilities, if any, arising in connection with this Agreement. Pursuant to this Agreement, the Acquired Fund will, as soon as practicable after the Exchange Date, distribute all of the Merger Shares received by it to the shareholders of the

 Acquired Fund in exchange for their Class A, Class B, Class I and Class S shares of the Acquired Fund.

  b. The Acquired Fund will pay or cause to be paid to the Acquiring Fund any interest, cash or such dividends, rights and other payments received by it on or after the Exchange Date with respect to the Investments and other proper-ties and assets of the Acquired Fund, whether accrued or contingent, received by it on or after the Exchange Date. Any such distribution shall be deemed included in the assets transferred to the Acquiring Fund at the Exchange Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone "ex" such distribution prior to the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date shall be included in the determination of the value of the assets of the Acquired Fund acquired by the Acquiring Fund.

  c. The Valuation Time shall be 4:00 p.m. Eastern time on [the Exchange Date] or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

 4. Exchange Date: Valuation Time. On the Exchange Date, the Acquiring Fund will deliver to the Acquired Fund (i) a number of full and fractional Class A Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class A shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the lia-bilities of the Acquired Fund attributable to Class A shares of the Acquired Fund assumed by the Acquiring Fund on that date, (ii) a number of full and fractional Class B Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class B shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class B shares of the Acquired Fund assumed by the Acquiring Fund on that date, (iii) a num-ber of full and fractional Class I Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class I shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class I shares of the Acquired Fund assumed by the Acquiring Fund on that date and (iv) a number of full and fractional Class S Merger Shares having an ag-gregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class S shares of the Acquired Fund transferred to the Acquir-ing Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class S shares of the Acquired Fund assumed by the Acquiring Fund on that date, determined as hereinafter provided in this Section 4.

  a. The net asset value of the Merger Shares to be delivered to the Acquired Fund, the value of the assets attributable to the shares of the Acquired Fund, and the value of the liabilities attributable to the Class A, Class B, Class I and Class S shares of the Acquired Fund to be assumed by the Acquir-ing Fund, shall in each case be determined as of the Valuation Time.

  b. The net asset value of the Class A, Class B, Class I and Class S Merger Shares shall be computed in the manner set forth in the Sierra Prospectus. The value of the assets and liabilities of the Class A, Class B, Class I and Class S shares of the Acquired Fund shall be determined by the Acquiring Fund, in cooperation with the Acquired Fund, pursuant to procedures which the Acquiring Fund would use in determining the fair market value of the Acquir-ing Fund's assets and liabilities.

  c. No adjustment shall be made in the net asset value of either the Acquired Fund or the Acquiring Fund to take into account differences in realized and unrealized gains and losses.

  d. The Acquiring Fund shall issue the Merger Shares to the Acquired Fund in four certificates registered in the name of the Acquired Fund, one represent-ing Class A Merger Shares, one representing Class B Merger Shares, one repre-senting Class I Merger Shares and one representing Class S Merger Shares. The Acquired Fund shall distribute the Class A Merger Shares to the Class A shareholders of the Acquired Fund by redelivering such certificate to the Ac-quiring Fund's transfer agent, which will as soon as practicable set up open accounts for each Class A Acquired Fund shareholder in accordance with writ-ten instructions furnished by the Acquired Fund. The Acquired Fund shall dis-tribute the Class B Merger Shares to the Class B shareholders of the Acquired Fund by redelivering such certificate to the Acquiring Fund's transfer agent, which will as soon as practicable set up open accounts for each Class B Ac-quired Fund shareholder in accordance with written instructions furnished by the Acquired Fund. The Acquired Fund shall distribute the Class I Merger Shares to the Class I shareholders of the Acquired Fund by redelivering such certificate to the Acquiring Fund's transfer agent, which will as soon as practicable set up open accounts for each Class I Acquired Fund shareholder in accordance with written instructions furnished by the Acquired Fund. The Acquired Fund shall distribute the Class S Merger Shares to the Class S shareholders of the Acquired Fund by redelivering such certificate to the Ac-quiring Fund's transfer agent, which will as soon as practicable set up open accounts for each Class S Acquired Fund shareholder in accordance with writ-ten instructions furnished by the Acquired Fund. [With respect to any Ac-quired Fund shareholder holding share certificates as of the Exchange Date, such certificates will from and after the Exchange Date be deemed to be cer-tificates for the Merger Shares issued to each shareholder in respect of the Acquired Fund shares represented by such certificates; certificates repre-senting the Merger Shares will not be issued to Acquired Fund shareholders.]

  e. The Acquiring Fund shall assume all liabilities of the Acquired Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent dissolution of the Acquired Fund or otherwise, except for the Acquired Fund's liabilities, if any, pursuant to this Agreement.

 5. Expenses, Fees, etc.

  a. The parties hereto understand and agree that the transactions contem-plated by this Agreement are being undertaken contemporaneously with a gen-eral restructuring and consolidation of certain of the registered investment companies advised by Composite Research & Management Company and Sierra In-vestment Advisors Corporation and their affiliates; and that in connection therewith the costs of all such transactions are being [borne by Sierra In-vestment Advisors Corporation] [preliminarily allocated on a basis approved, inter alia, by the Trustees of the Trust. Each of the Acquired Fund and the Acquiring Fund agrees to pay the expenses preliminarily allocated to it but
 not, however, in an amount exceeding $    and $   , respectively (the "Rele-
 vant Expense Cap"). Sierra Investment Advisors Corporation will bear any and all expenses (1) preliminarily allocated to Acquiring Fund and (2) prelimina-rily allocated to the Acquired Fund, in each case to the extent that they would otherwise exceed the Relevant Expense Cap.] Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by the other party of such expenses would result in the disqualification of such party as a "regu-lated investment company" within the meaning of Section 851 of the Code.

  b. In the event the transactions contemplated by this Agreement are not con-summated by reason of the Acquiring Fund's being either unwilling or unable to go forward other than by reason of the nonfulfillment or failure of any condition to the Acquiring Fund's obligations referred to in Section 7(a) or Section 8, the Acquiring Fund shall pay directly all reasonable fees and expenses incurred by the Acquired Fund in connection with such transactions, including, without limitation, legal, accounting and filing fees.

  c. In the event the transactions contemplated by this Agreement are not con-summated by reason of the Acquired Fund's being either unwilling or unable to go forward other than by reason of the nonfulfillment or failure of any con-dition to the Acquired Fund's obligations referred to in Section 7(a) or Sec-tion 9, the Acquired Fund shall pay directly all reasonable fees and expenses incurred by the Acquiring Fund in connection with such transactions, includ-ing, without limitation, legal, accounting and filings fees.

  d. In the event the transactions contemplated by this Agreement are not con-summated for any reason other than (i) the Acquiring Fund's or the Acquired Fund's being either unwilling or unable to go forward or (ii) the nonfulfill-ment or failure of any condition to the Acquiring Fund's or the Acquired Fund's obligations referred to in Section 7(a), Section 8 or Section 9 of this Agreement, then each of the Acquiring Fund and the Acquired Fund shall bear all of its own expenses incurred in connection with such transactions.

  e. Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, in-cluding, without limitation, consequential damages, except as specifically set forth above.

 6. Exchange Date. Delivery of the assets of the Acquired Fund to be trans-ferred, assumption of the liabilities of the Acquired Fund to be assumed and the delivery of the Merger Shares to be issued shall be made at [place] at [time] as of December [31], 1997, or at such other time and date agreed to by the Acquiring Fund and the Acquired Fund, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."

 7. Meetings of Shareholders; Dissolution.

  a. The Sierra Trust, on behalf of the Acquired Fund, agrees to call a meet-ing of the Acquired Fund's shareholders as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of its assets to and the assumption of all of its liabilities by the Acquiring Fund as herein provided, adopting this Agreement, and autho-rizing the liquidation and dissolution of the Acquired Fund.

  b. The Acquired Fund agrees that the liquidation and dissolution of the Ac-quired Fund will be effected in the manner provided in the Sierra Trust's Declaration of Trust in accordance with applicable law and that on and after the Exchange Date, the Acquired Fund shall not conduct any business except in connection with its liquidation and dissolution.

  c. The Acquiring Fund has, in consultation with the Acquired Fund and based in part on information furnished by the Acquired Fund, filed the Registration Statement with the Commission. The Acquired Fund and the Acquiring Fund will cooperate with each other and will furnish to each other the information re-lating to itself required by the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder to be set forth in the Registration Statement.

 8. Conditions to the Acquiring Fund's Obligations. The obligations of the Ac-quiring Fund hereunder shall be subject to the following conditions:

  a. That this Agreement shall have been adopted and the transactions contem-plated hereby shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Acquired Fund enti-tled to vote.

  b. That the Acquired Fund shall have furnished to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, with values deter-mined as provided in Section 4 of this Agreement, together with a list of In-vestments with their respective tax costs, all as of the Valuation Time, cer-tified on the Acquired Fund's behalf by the Sierra Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer), and a certificate of both such officers, dated the Exchange Date, that there has been no mate-rial adverse change in the financial position of the Acquired Fund since June 30, 1997, other than changes in the Investments and other assets and proper-ties since that date or changes in the market value of the Investments and other assets of the Acquired Fund, or changes due to dividends paid or losses from operations.

  c. That the Acquired Fund shall have furnished to the Acquiring Fund a statement, dated the Exchange Date, signed by the Sierra Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Acquired Fund made in this Agreement are true and cor-rect in all material respects as if made at and as of such dates and the Ac-quired Fund has complied with all the agreements and satisfied all the condi-tions on its part to be performed or satisfied at or prior to such dates.

  d. [That the Acquired Fund shall have delivered to the Acquiring Fund a let-ter from [Price Waterhouse LLP] dated the Exchange Date stating that such firm has employed certain procedures whereby it has obtained schedules of the tax provisions and qualifying tests for regulated investment companies as prepared for the fiscal year ended June 30, 1997 and the period July 1, 1997 to the Exchange Date (the latter period being based on unaudited data) and that, in the course of such procedures, nothing came to their attention which caused them to believe that the Acquired Fund (i) would not qualify as a reg-ulated investment company for federal, state or local income tax purposes or
 (ii) would owe any federal, state or local income tax or excise tax, for the tax year ended June 30, 1997, and for the period from July 1, 1997 to the Ex-change Date.]

  e. That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

  f. That the Acquiring Fund shall have received an opinion of counsel to the Acquired Fund, in form satisfactory to counsel to the Acquiring Fund, and dated the Exchange Date, to the effect that (i) the Sierra Trust is a Massa-chusetts business trust duly formed and is validly existing under the laws of The Commonwealth of Massachusetts and has the power to own all its properties and to carry on its business as presently conducted; (ii) this Agreement has been duly authorized, executed and delivered by the Sierra Trust on behalf of the Acquired Fund and, assuming that the Registration Statement, the Sierra Prospectus and the Acquired Fund Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Sierra Trust on behalf of the Acquiring Fund, is a valid and binding obligation of the Sierra Trust and the Acquired Fund; (iii) the Sierra Trust, on behalf of the Acquired Fund, has power to sell, assign, convey, transfer and deliver the assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, the Acquired Fund will have duly sold, assigned, conveyed, transferred and delivered such assets to the Acquiring Fund; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, vio-late the Sierra Trust's Declaration of Trust or By-Laws or any provision of any agreement known to such counsel to which the Sierra Trust or the Acquired Fund is a party or by which it is bound and (v) no consent, approval, autho-rization or order of any court or governmental authority is required for the consummation by the Sierra Trust on behalf of the Acquired Fund of the trans-actions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws.

  g. [Reserved]

  h. [Reserved]

  i. That the assets of the Acquired Fund to be acquired by the Acquiring Fund will include no assets which the Acquiring Fund, by reason of charter limita-tions or of investment restrictions disclosed in the Registration Statement in effect on the Exchange Date, may not properly acquire.

  j. That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been in-stituted or, to the knowledge of the Sierra Trust or the Acquiring Fund, threatened by the Commission.

  k. That the Sierra Trust shall have received from the Commission and any relevant state securities administrator such order or orders as are reasona-bly necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act and any applicable state securities or blue sky laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

  l. That all actions taken by the Sierra Trust on behalf of the Acquired Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquiring Fund and its counsel.

  m. That, prior to the Exchange Date, the Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund (i) all of the excess of (x) the Acquired Fund's investment income excludable from gross income under Section 103(a) of the Code over (y) the Acquired Fund's deductions disallowed under Sections 265 and 171(a)(2) of the Code,
 (ii) all of the Acquired Fund's investment company taxable income (as defined in Section 852 of the Code) for its taxable years ending on or after June 30, 1997 and on or prior to the Exchange Date (computed in each case without re-gard to any deduction for dividends paid) and (iii) all of the Acquired Fund's net capital gain realized (after reduction for any capital loss carry-over), in each case for both the taxable year ending on June 30, 1997 and the short taxable period beginning on July 1, 1997 and ending on the Exchange Date.

  n. That the Acquired Fund shall have furnished to the Acquiring Fund a cer-tificate, signed by the President (or any Vice President) and the Treasurer (or any Assistant Treasurer) of the Sierra Trust, as to the tax cost to the Acquired Fund of the securities delivered to the Acquiring Fund pursuant to this Agreement, together with any such other evidence as to such tax cost as the Acquiring Fund may reasonably request.

  o. That the Acquired Fund's custodian shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Acquired Fund held or maintained by such custodian as of the Valuation Time.

  p. That the Acquired Fund's transfer agent shall have provided to the Ac-quiring Fund (i) the originals or true copies of all of the records of the Acquired Fund in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of the Acquired Fund outstanding as of the Valuation Time and (iii) the name and address of each holder of record of any shares and the number of shares held of record by each such shareholder.

  q. That all of the issued and outstanding shares of beneficial interest of the Acquired Fund shall have been offered for sale and sold in conformity with all applicable state securities or blue sky laws (including any applica-ble exemptions therefrom) and, to the extent that any audit of the records of the Acquired Fund or its transfer agent by the Acquiring Fund or its agents shall have revealed otherwise, either (i) the Acquired Fund shall have taken all actions that in the opinion of the Acquiring Fund or its counsel are nec-essary to remedy any prior failure on the part of the Acquired Fund to have offered for sale and sold such shares in conformity with such laws or (ii) the Acquired Fund shall have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of the Acquiring Fund in amounts sufficient and upon terms satisfactory, in the opinion of the Acquiring Fund or its counsel, to indemnify the Acquiring Fund against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of the Acquired Fund to have offered and sold such shares in conformity with such laws.

  r. [That the Acquiring Fund shall have received from [Price Waterhouse LLP] a letter addressed to the Acquiring Fund dated as of the Exchange Date satis-factory in form and substance to the Acquiring Fund to the effect that, on the basis of limited procedures agreed upon by the Acquiring Fund and de-scribed in such letter (but not an examination in accordance with generally accepted auditing standards), as of the Valuation Time the value of the as-sets and liabilities of the Acquired Fund to be exchanged for the Merger Shares has been determined in accordance with the provisions of the Sierra Trust's Declaration of Trust, pursuant to the procedures customarily utilized by the Acquiring Fund in valuing its assets and issuing its shares.]

 9. Conditions to the Acquired Fund's Obligations. The obligations of the Ac-quired Fund hereunder shall be subject to the following conditions:

  a. That this Agreement shall have been adopted and the transactions contem-plated hereby shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Acquired Fund entitled to vote.

  b. That the Sierra Trust, on behalf of the Acquiring Fund, shall have exe-cuted and delivered to the Acquired Fund an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Acquiring Fund will assume all of the liabilities of the Acquired Fund existing at the Valuation Time in connection with the transactions contemplated by this Agreement, other than liabilities arising pursuant to this Agreement.

  c. That the Acquiring Fund shall have furnished to the Acquired Fund a statement, dated the Exchange Date, signed by the Sierra Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Acquiring Fund made in this Agreement are true and cor-rect in all material respects as if made at and as of such dates, and that the Acquiring Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

  d. That there shall not be any material litigation pending or threatened with respect to the matters contemplated by this Agreement.

  e. That the Acquired Fund shall have received an opinion of counsel to the Acquiring Fund, in form satisfactory to counsel to the Acquired Fund, and dated the Exchange Date, to the effect that (i) the Sierra Trust is a Massa-chusetts business trust duly formed and is validly existing under the laws of The Commonwealth of Massachusetts and has the power to own all its properties and to carry on its business as presently conducted; (ii) the Merger Shares to be delivered to the Acquired Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and non-assessable by the Sierra Trust and the Acquiring Fund and no shareholder of the Acquiring Fund has any preemptive right to subscription or purchase in respect thereof; (iii) this Agreement has been duly autho-rized, executed and delivered by the Sierra Trust on behalf of the Acquiring Fund and, assuming that the Sierra Prospectus, the Registration Statement and the Acquired Fund Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Sierra Trust on behalf of the Acquired Fund, is a valid and binding obligation of the Sierra Trust and the Acquiring Fund; (iv)the execu-tion and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Sierra Trust's Decla-ration of Trust or By-Laws, or any provision of any agreement known to such counsel to which the Sierra Trust or the Acquiring Fund is a party or by which it is bound; (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Si-erra Trust on behalf of the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws; and (vi) the Registration Statement has become effective under the 1933 Act, and to best of the knowledge of such counsel, no stop order sus-pending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or con-templated under the 1933 Act.

  f. [Reserved]

  g. That all actions taken by the Sierra Trust on behalf of the Acquiring Fund in connection with the transactions contemplated by this

 Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquired Fund and its counsel.

  h. That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been in-stituted or, to the knowledge of the Sierra Trust or the Acquiring Fund, threatened by the Commission.

  i. That the Sierra Trust shall have received from the Commission and any relevant state securities administrator such order or orders as are reasona-bly necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, and any applicable state securities or blue sky laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

 10. Indemnification.

  a. The Acquired Fund will indemnify and hold harmless, out of the assets of the Acquired Fund (which shall be deemed to include the assets of the Acquir-ing Fund represented by the Merger Shares following the Exchange Date) but no other assets, the trustees and officers of the Sierra Trust (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasona-bly incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relat-ing to the Sierra Trust or the Acquired Fund contained in the Registration Statement or the Sierra Prospectus, the Acquired Fund Proxy Statement or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a ma-terial fact relating to the Sierra Trust or the Acquired Fund required to be stated therein or necessary to make the statements relating to the Sierra Trust or the Acquired Fund therein not misleading, including, without limita-tion, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or pro-ceeding, or threatened claim, action, suit or proceeding made with the con-sent of the Sierra Trust or the Acquired Fund. The Indemnified Parties will notify the Sierra Trust and the Acquired Fund in writing within ten days af-ter the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such In-demnified Party as to any matters covered by this Section 10(a). The Acquired Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(a), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and if the Acquired Fund elects to assume such defense, the Indemnified Parties shall be entitled to partici-pate in the defense of any such claim, action, suit or proceeding at their expense. The Acquired Fund's obligation under Section 10(a) to indemnify and hold harmless the Indemnified parties shall constitute a guarantee of payment so that the Acquired Fund will pay in the first instance any expenses, loss-es, claims, damages and liabilities required to be paid by it under this Sec-tion 10(a) without the necessity of the Indemnified Parties' first paying the same.

  b. The Acquiring Fund will indemnify and hold harmless, out of the assets of the Acquiring Fund but no other assets, the trustees and officers of the Si-erra Trust (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemni-fied Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Par-ties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue state-ment of a material fact relating to the Acquiring Fund contained in the Reg-istration Statement, the Sierra Prospectus, the Acquired Fund Proxy Statement or any amendment or supplement to any of the foregoing, or arising out of or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to the Sierra Trust or the Acquiring Fund required to be stated therein or necessary to make the statements relating to the Si-erra Trust or the Acquiring Fund therein not misleading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or pro-ceeding, or threatened claim, action, suit or proceeding made with the con-sent of the Sierra Trust or the Acquiring Fund. The Indemnified Parties will notify the Sierra Trust and the Acquiring Fund in writing within ten days af-ter the receipt by any one or more of the Indemnified parties of any notice of legal process or any suit brought against or claim made against such In-demnified Party as to any matters covered by this Section 10(b). The Acquir-ing Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(b), or, if it so elects, to assume at its expense by counsel satisfactory to the In-demnified Parties the defense of any such clam, action, suit or proceeding, and, if the Acquiring Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. The Acquiring Fund's obliga-tion under this Section 10(b) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Acquiring Fund will pay in the first instance any expenses, losses, claims, damages and lia-bilities required to be paid by it under this Section 10(b) without the ne-cessity of the Indemnified Parties' first paying the same.

 11. No Broker, etc. Each of the Acquired Fund and the Acquiring Fund repre-sents that there is no person who has dealt with it or the Sierra Trust who by reason of such dealings is entitled to any broker's or finder's or other simi-lar fee or commission arising out of the transactions contemplated by this Agreement.

 12. Termination. The Acquired Fund and the Acquiring Fund may, by mutual con-sent of the trustees of the Sierra Trust on behalf of each Fund, terminate this Agreement, and the Acquired Fund or the Acquiring Fund, after consultation with counsel and by consent of their respective trustees or an officer authorized by such trustees, may waive any condition to their respective obligations hereunder. If the transactions con-
templated by this Agreement have not been substantially completed by [    ,
1998], this Agreement shall automatically terminate on that date unless a later date is agreed to by the Acquired Fund and the Acquiring Fund.

 13. Rule 145. Pursuant to Rule 145 under the 1933 Act, the Acquiring Fund will, in connection with the issuance of any of any Merger Shares to any per-son who at the time of the transaction contemplated hereby is deemed to be an affiliate of a party to the transaction pursuant to Rule 145(c), cause to be affixed upon the certificates issued to such person (if any) a legend as fol-lows:

  "THESE SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO THE SHORT TERM HIGH QUALITY BOND FUND OR ITS PRINCIPAL UNDERWRITER UNLESS (I) A REGIS-TRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (II) IN THE OPINION OF COUNSEL REASONABLY SATISFAC-TORY TO THE FUND SUCH REGISTRATION IS NOT REQUIRED."

and, further, the Acquiring Fund will issue stop transfer instructions to the Acquiring Fund's transfer agent with respect to such shares. The Acquired Fund will provide the Acquiring Fund on the Exchange Date with the name of any Acquired Fund shareholder who is to the knowledge of the Acquired Fund an affiliate of the Acquired Fund on such date.

 14. Covenants, etc. Deemed Material. All covenants, agreements, representa-tions and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding an investigation made by them or on their behalf.

 15. Sole Agreement; Amendments. This Agreement supersedes all previous corre-spondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto, and shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

 16. Declaration of Trust. A copy of the Declaration of Trust of the Sierra Trust is on file with the Secretary of State of The Commonwealth of Massachu-setts, and notice is hereby given that this instrument is executed on behalf of the trustees of the Sierra Trust on behalf of the Acquired Fund and the on behalf Acquiring Fund, as trustees and not individually and that the obliga-tions of this instrument are not binding upon any of the trustees, officers or shareholders of the Sierra Trust individually but are binding only upon the assets and property of the Acquired Fund and the Acquiring Fund.

      SIERRA TRUST FUNDS,

      on behalf of its Short Term Global Government Fund series

      By: ________________________________________________________________
             Name:
             Title:

      SIERRA TRUST FUNDS,

      on behalf of its Short Term High Quality Bond Fund series

      By: ________________________________________________________________
             Name:
             Title:

                                  APPENDIX B

                        INFORMATION FROM SIERRA TRUST
                            FUNDS ANNUAL REPORTS
                 REGARDING SHORT-TERM HIGH QUALITY BOND FUND

--------------------------------------------------------------------------------
  SHORT TERM HIGH QUALITY BOND FUND
--------------------------------------------------------------------------------

PERFORMANCE REVIEW:

From the Fund's inception (November 1, 1993) through June 30, 1997, the Sierra Short Term High Quality Bond Fund (Class A Shares) advanced 4.04% on an average annual total return basis, or 3.03% adjusted for the maximum sales charge. For the 12-month period ended June 30, 1997, the Fund's total return was 6.15%, or 2.44% adjusted for the maximum sales charge. The Fund's 30-day SEC yield as of June 30, 1997, was 5.86%. For additional information, including Class B and Class S Share performance, see the accompanying chart.

WHAT WERE THE MOST SIGNIFICANT FACTORS CONTRIBUTING TO THE FUND'S PERFORMANCE OVER THE 12-MONTH PERIOD ENDED JUNE 30, 1997?

The most significant factors contributing to the Fund's performance over the past 12 months were the generation of income combined with the strong performance of the Fund's corporate and mortgage-backed holdings. Although rates over the last six months rose slightly, interest rates over the entire 12-month period fell. Our focus on producing consistent income for the Fund played an important role in generating positive total returns over the 12-month period.
                                  [LINE GRAPH]
GROWTH OF A $10,000 INVESTMENT (CLASS A SHARES)
               Short Term High Quality Bond Fund
               ---------------------------------        Lehman Brothers Mutual
                                       (adjusted            Fund Short (1-5)
                 (not adjusted       for the maximum       Investment Grade
               for sales charge)    3.5% sales charge)       Debt Index*
              ------------------    ------------------    ------------------
Inception*
11/1/93             10005                9655               10000
                    10052                9700                9904
                    10098                9745               10046
                    10063                9711                9944
Mar                  9946                9599                9831
                     9907                9561                9772
                     9915                9568                9788
Jun                  9927                9580                9816
                     9981                9632                9944
                     9989                9539                9988
Sep                  9993                9644                9933
                     9997                9647                9945
                    10002                9652                9888
Dec 94               9842                9497                9910
                     9851                9507               10074
                     9942                9594               10274
Mar                 10036                9685               10339
                    10130                9776               10461
                    10357                9995               10730
Jun                 10366               10003               10800
                    10375               10012               10828
                    10472               10105               10922
Sep                 10524               10156               10993
                    10625               10253               11100
                    10726               10351               11233
Dec 95              10829               10450               11340

                    10933               10550               11458
                    10852               10472               11378
Mar                 10815               10437               11331
                    10776               10399               11321
                    10786               10408               11330
Jun                 10891               10509               11437
                    10951               10587               11480
                    10963               10579               11504
Sep                 11069               10682               11650
                    11171               10780               11831
                    11268               10874               11962
Dec 96              11274               10879               11920
                    11278               10884               11979
                    11337               10940               12010
Mar                 11349               10952               11956
                    11404               11005               12080
                    11507               11104               12177
Jun 97              11561               11156               12284

THE PERFORMANCE OF THE CLASS B SHARES AND CLASS S SHARES WILL BE LESS THAN INDICATED BY THE LINES SHOWN ABOVE FOR THE CLASS A SHARES, BASED ON THE DIFFERENCES IN SALES LOADS AND FEES PAID BY CLASS B AND CLASS S SHAREHOLDERS.

* Index total returns were calculated from 10/31/93 to 6/30/97. The Lehman Brothers Mutual Fund Short (1-5) Investment Grade Debt Index includes all investment-grade, corporate debt securities with maturities of one to five years, assumes reinvestment of all dividends/distributions, and does not reflect any asset-based charges for investment management or other expenses. Past performance does not guarantee future performance. The returns shown for the Fund assume reinvestment of all dividends/distributions by the shareholder.

During the period noted, the Advisor (SIERRA Investment Advisors Corporation) and Administrator (SIERRA Fund Administration Corporation) waived a portion of their management fees, the Advisor absorbed other expenses, and credits were allowed by the Custodian. In the absence of the waivers and absorption of other expenses or Custodian credits, yield and total return would have been lower.

Average Annual Total Returns as of 6/30/97                                  6 Month          1 Year         Since Inception
                                                                            -----------------------------------------------
                                                                                                          (November 1, 1993)
      CLASS A SHARES
      Fund (not adjusted for sales charge)                                     2.54%          6.15%              4.04%
      Fund (adjusted for the maximum 3.5% sales charge)                       -1.05%          2.44%              3.03%
      Lehman Brothers Mutual Fund Short (1-5) Investment Grade Debt Index*     3.07%          7.41%              5.77%
-----------------------------------------------------------------------------------------------------------------------------------

Average Annual Total Returns as of 6/30/97                                  6 Month          1 Year         Since Inception
                                                                            -----------------------------------------------
                                                                                                            (June 30, 1994)
      CLASS B SHARES
      Fund (not adjusted for contingent deferred sales charge)                 2.16%          5.37%              4.42%
      Fund (adjusted for the maximum 4% contingent deferred sales charge)     -1.82%          1.37%              3.83%++
      Lehman Brothers Mutual Fund Short (1-5) Investment Grade Debt Index*     3.07%          7.41%              7.76%

      CLASS S SHARES
      Fund (not adjusted for contingent deferred sales charge)                 2.16%          5.37%              4.42%
      Fund (adjusted for the maximum 5% contingent deferred sales charge)     -2.81%          0.37%              3.52%++++
      Lehman Brothers Mutual Fund Short (1-5) Investment Grade Debt Index*     3.07%          7.41%              7.76%

 ++ Adjusted for the maximum 2% CDSC for shares held since inception. ++++Adjusted for the maximum 3% CDSC for shares held since inception.


WHAT MARKET CONDITIONS AFFECTED THE FUND'S PERFORMANCE DURING THE PERIOD, AND WHAT INVESTMENT TECHNIQUES WERE USED TO ADDRESS THOSE CONDITIONS?

Over the last 12 months, the U.S. bond market exhibited moderate volatility. On June 30, 1997, the yield on the 30-year Treasury Bond was 6.78%, compared to a yield of 6.89% for the previous year. The 0.11% decrease in rates masked the price movement during the 12-month period, as rates actually experienced an increase in the first two quarters of 1997. With the uncertainty reflecting the direction of interest rates, we held the duration of the Fund within a relatively tight range. The Fund's focus on duration, along with its sizable positions in high-income producing corporate bonds, asset-backed securities, and mortgages, all had a positive impact on performance.

WERE THERE ANY SHIFTS IN THE FUND'S PORTFOLIO HOLDINGS/SECTORS THAT HAD A SIGNIFICANT IMPACT ON FUND PERFORMANCE?

There were no major shifts in portfolio holdings that significantly impacted performance. However, we should note the performance of various sectors. Corporates, mortgages, and asset-backed securities were important components of the Fund's portfolio construction. Over the past 12 months, these sectors performed very well relative to Treasuries. The best performing sector was mortgages, largely due to strong price performance and high yields. The Fund's holdings in this sector increased in both value and overall portfolio weighting.

WHAT IS OUR INTERMEDIATE- AND LONG-TERM OUTLOOK FOR THE FUND?

With slow economic growth and low inflation, we expect strength in the bond market to continue over the intermediate term. Should economic growth be stronger than expected, inflation concerns may reappear, causing higher interest rates and lower bond prices. To help protect the Fund against potential price volatility, we expect to maintain the Fund's duration at slightly below two years.

Over the longer term, we anticipate continued growth in the economy but have concerns regarding how long this expansion can last, especially with little to no inflation. Credit excesses, profit disappointments, and the unpredictability of foreign capital flows may cause short-term volatility in the bond market, but over the long run, we continue to believe that fixed income investors will be rewarded in terms of both total returns and income.

--------------------------------------------------------------------------------
HIGH-QUALITY PORTFOLIO FOR ADDED PRINCIPAL STABILITY [PIE CHART]
--------------------------------------------------------------------------------

BBB                                23.26%
AAA                                69.00%
A                                   7.74%

Allocation percentages are based on total investment value of the portfolio as of 6/30/97.

                                                             [Draft of 10/01/97]


                              SIERRA TRUST FUNDS

                                   FORM N-14
                                    PART B


                      STATEMENT OF ADDITIONAL INFORMATION
                               November __, 1997

     This Statement of Additional Information (the "SAI") relates to the proposed merger (the "Merger") of the Short Term Global Government Fund (the "Acquired Fund"), a series of the Sierra Trust Funds, a Massachusetts business trust (the "Trust"), into the Short Term High Quality Bond Fund (the "Acquiring Fund"), a series of The Trust.

     This SAI contains information which may be of interest to shareholders but which is not included in the Prospectus/Proxy Statement dated November __, 1997 (the "Prospectus/Proxy Statement") of the Trust which relates to the Merger. As described in the Prospectus/Proxy Statement, the Merger would involve the transfer of all the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption of all the liabilities of the Acquired Fund. The Acquired Fund would distribute the Acquiring Fund shares it receives to its shareholders in complete liquidation of the Acquired Fund.

     This SAI is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement. The Prospectus/Proxy Statement has been filed with the Securities and Exchange Commission and is available upon request and without charge by writing to the Trust at P.O. Box 5118, Westboro, Massachusetts 01581 or by calling 1-800-222-5852.

                               Table of Contents

Item                                                                        Page
----                                                                        ----
I.   Additional Information about Acquiring and Acquired Funds.........

II.  Financial Statements..............................................


I.   Additional Information about Acquiring and Acquired Funds.

     This SAI is accompanied by the current Statement of Additional Information of the Trust, dated October 31, 1997, which provides further information relating to the Acquired and Acquiring Funds, including information in respect of their investment objectives, policies and financial history.

     The following documents, which have previously been filed with the Securities and Exchange Commission, have been incorporated by reference into Part A of this Registration Statement:

(1) Prospectus of the Trust dated October 31, 1996 (filed on October 30, 1996 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 33-27489 and 811-5775)

(2) Supplement dated September 1, 1997 to Prospectus of the Trust (filed on September 15, 1997 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 33-27489 and 811-5775)

(3) Statement of Additional Information of the Trust dated October 31, 1996 (filed on October 30, 1996 pursuant to Rule 497 under the Securities Act of
     1933) (Registration Nos. 33-27489 and 811-5775)

(4) Annual Report of the Trust dated June 30, 1997 (filed on September 5, 1997) (Registration Nos. 33-27489 and 811-5775)

II.  Financial Statements.

     This SAI is accompanied by the Annual Report of the Trust for the year ended June 30, 1997, which contains historical financial information regarding such Funds. Such report has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

     Pro forma financial statements for the Acquiring Fund are provided on the following pages.

SIERRA TRUST FUNDS
------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments
June 30, 1997 (Unaudited)

                         PRINCIPAL
                          AMOUNT                                                                                 VALUE
-----------------------------------------------------------------------------------------------------------------------------------
        Short Term       Short Term                               SECURITY                           Short Term       Short Term
       High Quality        Global                               DESCRIPTIONS                         High Quality       Global
          Bond          Government                                                                       Bond         Government
          Fund             Fund              Combined                                                    Fund             Fund
-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN BONDS AND NOTES - 49.1%#
    Italian Lira Bonds - 9.3%
                                                           Italian Treasury Bonds:
ITL             0      4,680,000,000      4,680,000,000       8.500% due 08/01/1997                           $0       $2,742,366
                0      6,115,000,000      6,115,000,000       8.500% due 01/01/1999                            0        3,709,865
                                                                                                     ------------------------------
                                                           Total Italian Lira Bonds                            0        6,452,231
                                                                                                     ------------------------------
    German Deutsche Mark Bonds - 8.6%
                      Federal Republic of Germany:
DEM             0          4,830,000          4,830,000       6.000% due 02/20/1998                            0        2,818,042
                0          5,380,000          5,380,000       5.250% due 10/20/1998                            0        3,158,065
                                                                                                     ------------------------------
                                                           Total German Deutsche Mark Bonds                    0        5,976,107
                                                                                                     ------------------------------
    New Zealand Dollar Bonds - 6.8%
NZD             0          3,200,000          3,200,000    Government of New Zealand,
                                                              10.000% due 03/15/2002                           0        2,448,547
                0          3,310,000          3,310,000    Federal National Mortgage Association
                                                             (FNMA), Global Note,
                                                              7.250% due 06/20/2002                            0        2,273,049
                                                                                                     ------------------------------
                                                           Total New Zealand Dollar Bonds                      0        4,721,596
                                                                                                     ------------------------------
    Danish Kroner Bond - 4.6%
DKK             0         20,000,000         20,000,000    Kingdom of Denmark,
                                                              9.000% due 11/15/1998                            0        3,214,807
                                                                                                     ------------------------------
    Great Britain Pound Sterling Note - 4.1%
GBP             0          1,710,000          1,710,000    United Kingdom Treasury Note,
                                                              7.000% due 06/07/2002                            0        2,836,986
                                                                                                     ------------------------------
    Canadian Dollar Bonds - 3.7%
                                                           Government of Canada:
CAD             0          1,170,000          1,170,000       6.500% due 09/01/1998                            0          867,661
                0          2,285,000          2,285,000       6.500% due 08/01/1999                            0        1,706,118
                                                                                                     ------------------------------
                                                           Total Canadian Dollar Bonds                         0        2,573,779
                                                                                                     ------------------------------
    Australian Dollar Bond - 2.9%
AUD             0          2,560,000          2,560,000    International Finance Corporation,
                                                              7.750% due 06/24/1999                            0        1,998,391
                                                                                                     ------------------------------
    Irish Pound Bond - 2.9%
IEP             0          1,310,000          1,310,000    Republic of Ireland,
                                                              6.250% due 04/01/1999                            0        1,991,868
                                                                                                     ------------------------------
    Spanish Peseta Bond - 2.6%
ESP             0        255,000,000        255,000,000    Government of Spain,
                                                              11.450% due 08/30/1998                           0        1,850,156
                                                                                                     ------------------------------
    Swedish Krona Bond - 2.3%
SEK             0         11,600,000         11,600,000    Kingdom of Sweden,
                                                              11.000% due 01/21/1999                           0        1,639,619
                                                                                                     ------------------------------

                         PRINCIPAL
                          AMOUNT                                                                  VALUE
-------------------------------------------------------------------------------------------------------------
        Short Term       Short Term                               SECURITY
       High Quality        Global                               DESCRIPTIONS
          Bond          Government
          Fund             Fund              Combined                                            Combined
-------------------------------------------------------------------------------------------------------------
FOREIGN BONDS AND NOTES - 49.1%#
    Italian Lira Bonds - 9.3%
                                                           Italian Treasury Bonds:
ITL             0      4,680,000,000      4,680,000,000       8.500% due 08/01/1997              $2,742,366
                0      6,115,000,000      6,115,000,000       8.500% due 01/01/1999               3,709,865
                                                                                                 ------------
                                                           Total Italian Lira Bonds               6,452,231
                                                                                                 ------------
    German Deutsche Mark Bonds - 8.6%
                      Federal Republic of Germany:
DEM             0          4,830,000          4,830,000       6.000% due 02/20/1998               2,818,042
                0          5,380,000          5,380,000       5.250% due 10/20/1998               3,158,065
                                                                                                 ------------
                                                           Total German Deutsche Mark Bonds       5,976,107
                                                                                                 ------------
    New Zealand Dollar Bonds - 6.8%
NZD             0          3,200,000          3,200,000    Government of New Zealand,
                                                              10.000% due 03/15/2002              2,448,547
                0          3,310,000          3,310,000    Federal National Mortgage Association
                                                             (FNMA), Global Note,
                                                              7.250% due 06/20/2002               2,273,049
                                                                                                 ------------
                                                           Total New Zealand Dollar Bonds         4,721,596
                                                                                                 ------------
    Danish Kroner Bond - 4.6%
DKK             0         20,000,000         20,000,000    Kingdom of Denmark,
                                                              9.000% due 11/15/1998               3,214,807
                                                                                                 ------------
    Great Britain Pound Sterling Note - 4.1%
GBP             0          1,710,000          1,710,000    United Kingdom Treasury Note,
                                                              7.000% due 06/07/2002               2,836,986
                                                                                                 ------------
    Canadian Dollar Bonds - 3.7%
                                                           Government of Canada:
CAD             0          1,170,000          1,170,000       6.500% due 09/01/1998                 867,661
                0          2,285,000          2,285,000       6.500% due 08/01/1999               1,706,118
                                                                                                 ------------
                                                           Total Canadian Dollar Bonds            2,573,779
                                                                                                 ------------
    Australian Dollar Bond - 2.9%
AUD             0          2,560,000          2,560,000    International Finance Corporation,
                                                              7.750% due 06/24/1999               1,998,391
                                                                                                 ------------
    Irish Pound Bond - 2.9%
IEP             0          1,310,000          1,310,000    Republic of Ireland,
                                                              6.250% due 04/01/1999               1,991,868
                                                                                                 ------------
    Spanish Peseta Bond - 2.6%
ESP             0        255,000,000        255,000,000    Government of Spain,
                                                              11.450% due 08/30/1998              1,850,156
                                                                                                 ------------
    Swedish Krona Bond - 2.3%
SEK             0         11,600,000         11,600,000    Kingdom of Sweden,
                                                              11.000% due 01/21/1999              1,639,619
                                                                                                 ------------

SIERRA TRUST FUNDS
------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
June 30, 1997 (Unaudited)

                         PRINCIPAL
                          AMOUNT                                                                            VALUE
-----------------------------------------------------------------------------------------------------------------------------------
          Short Term      Short Term                      SECURITY                      Short Term       Short Term
         High Quality      Global                       DESCRIPTIONS                    High Quality       Global
             Bond         Government                                                        Bond          Government
             Fund           Fund         Combined                                           Fund             Fund        Combined
----------------------------------------------------------------------------------------------------------------------------------
FOREIGN BONDS AND NOTES # - (Continued)
        Mexican Peso Bond - 1.0%
MXN                 0     6,532,000     6,532,000   Mexican Cetes,
                                                       Zero coupon due 06/04/1998                 $0        $682,976     $682,976
                                                                                       -------------------------------------------

        Argentinian Peso Bond - 0.3%
ARP                 0       238,159       238,159   Republic of Argentina,
                                                       5.625% due 04/01/2000 +                     0         217,052      217,052
                                                                                       -------------------------------------------

                                                    ------------------------------------------------------------------------------
                                                    Total Foreign Bonds and Notes                  0      34,155,568   34,155,568
                                                    ------------------------------------------------------------------------------

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED SECURITIES - 11.9%
        Government National Mortgage Association (GNMA) - 6.6%
$             237,660             0       237,660   #038720, Seasoned,
                                                       11.000% due 02/15/2010**              266,110               0      266,110
              129,168             0       129,168   #130183, Seasoned,
                                                       11.000% due 05/15/2015                145,184               0      145,184
              190,267             0       190,267   #131917, Seasoned,
                                                       11.000% due 10/15/2015**              214,197               0      214,197
               22,725             0        22,725   #132833, Seasoned,
                                                       11.000% due 12/15/2015                 25,583               0       25,583
               81,669             0        81,669   #139704, Seasoned,
                                                       11.000% due 11/15/2015                 91,795               0       91,795
              194,202             0       194,202   #140835, Seasoned,
                                                       11.000% due 11/15/2015                217,889               0      217,889
                    0       174,661       174,661   #153965, Seasoned,
                                                       10.000% due 02/15/2019                      0         192,164      192,164
              117,398             0       117,398   #189482, Seasoned,
                                                       11.000% due 04/15/2020                132,349               0      132,349
                    0       955,752       955,752   #262996, Seasoned,
                                                       10.000% due 01/15/2019                      0       1,050,496    1,050,496
            1,049,990             0     1,049,990   #267824, Seasoned,
                                                       10.000% due 04/15/2018**            1,156,102               0    1,156,102
              312,427             0       312,427   #291375, Seasoned,
                                                       11.000% due 08/15/2020**              353,374               0      353,374
              106,489             0       106,489   #377550, Seasoned,
                                                       8.000% due 03/15/2012                 109,915               0      109,915
              629,383             0       629,383   #400224, Seasoned,
                                                       8.000% due 06/15/2009                 650,423               0      650,423
                                                                                       -------------------------------------------
                                                    Total GNMAs                            3,362,921       1,242,660    4,605,581
                                                                                       -------------------------------------------

        Adjustable Rate Mortgage-Backed Securities (ARM) - 3.3%
              545,048             0       545,048   Federal Home Loan Mortgage
                                                       Corporation (FHLMC), #845988,
                                                       7.807% due 11/01/2021+                571,194               0      571,194
                                                    Federal National Mortgage
                                                       Association (FNMA):
              474,155             0       474,155      #82247,
                                                       6.125% due 04/01/2019+                468,674               0      468,674
              256,606             0       256,606      #124571,
                                                       7.847% due 11/01/2022+                268,915               0      268,915
              294,356             0       294,356      #152205,
                                                       7.498% due 01/01/2019+                305,255               0      305,255
              701,514             0       701,514      #313257,
                                                        6.056% due 11/01/2035                693,405               0      693,405
                                                                                       -------------------------------------------
                                                    Total ARMs                             2,307,443               0    2,307,443
                                                                                       -------------------------------------------

        Federal National Mortgage Association (FNMA) - 2.0%
                    0       506,596       506,596   #141461,
                                                       7.784% due 11/01/2021 +                     0         530,422      530,422
              425,175             0       425,175   #250235, 7 Year Balloon,
                                                        8.500% due 02/01/2002                436,498               0      436,498
              408,149             0       408,149   #313030, Seasoned,
                                                        10.000% due 05/01/2022**             444,658               0      444,658
                                                                                       -------------------------------------------
                                                    Total FNMAs                              881,156         530,422    1,411,578
                                                                                       -------------------------------------------

                                                    ------------------------------------------------------------------------------
                                                    Total U.S. Government Agency
                                                       Mortgage-Backed Securities          6,551,520       1,773,082    8,324,602
                                                    ------------------------------------------------------------------------------

SIERRA TRUST FUNDS
------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
June 30, 1997 (Unaudited)

                  PRINCIPAL
                   AMOUNT                                                                                              VALUE
-----------------------------------------------------------------------------------------------------------------------------------
   Short Term      Short Term                                   SECURITY                          Short Term          Short Term
  High Quality       Global                                   DESCRIPTIONS                        High Quality          Global
     Bond          Government                                                                          Bond           Government
     Fund             Fund            Combined                                                         Fund              Fund
-----------------------------------------------------------------------------------------------------------------------------------
ASSET-BACKED SECURITIES - 11.0%
$     300,000              0          300,000    Conti-Mortgage Home Equity Loan Trust,
                                                   1996-4-A6,
                                                   6.710% due 06/15/2014                               $296,154               $0
       19,611              0           19,611    EquiCredit, 1993-4-B1,
                                                   5.650% due 12/15/2008                                 19,045                0
                                                 Green Tree Financial Corporation:
      450,000              0          450,000      1993-2-B2,
                                                   8.000% due 07/15/2018                                460,688                0
      900,000              0          900,000      1995-1-B2,
                                                   9.200% due 06/15/2025                                974,529                0
      300,000              0          300,000      1995-6-B1,
                                                   7.700% due 09/15/2026                                304,500                0
      300,000              0          300,000    Green Tree Home Equity Loan Trust, 1997-B-A5,
                                                    7.150% due 05/15/2028                               301,688                0
      280,885              0          280,885    Green Tree NIM, 1994-B, Class A,
                                                   7.850% due 07/15/2004                                282,374                0
      257,915      2,456,338         2,714,253   Green Tree Security Mortgage Trust, 1994-A,
                                                    6.900% due 02/15/2004                               257,432        2,451,732
            0         83,629           83,629    Household Finance Corporation, 1992-2-A3,
                                                    5.250% due 10/20/2007                                     0           83,211
      300,000              0          300,000    H & T Master Trust,
                                                    8.430% due 08/15/2002++                             300,420                0
                                                 Merrill Lynch Mortgage Investors, Inc.:
      111,013              0          111,013       1991-B-A,
                                                    9.200% due 04/15/2011                               112,469                0
      200,037              0          200,037       1991-I-A,
                                                    7.650% due 01/15/2012                               202,599                0
      490,577        163,526          654,103       1992-B-A4,
                                                    7.850% due 04/15/2012                               495,483          165,161
            0        103,663          103,663    Old Stone Credit Corporation, 1992-A4,
                                                    6.550% due 11/25/2007                                     0          102,714
      125,000              0          125,000    Standard Credit Card Trust, 90-3B,
                                                    9.850% due 07/10/1998                               125,077                0
      700,000              0          700,000    World Omni Automobile Lease Securitization, 1996-B,
                                                    6.850% due 11/15/2002++                             698,469                0
                                                 --------------------------------------------------------------------------------
                                                 Total Asset-Backed Securities                        4,830,927        2,802,818
                                                 -----------------------------------------------------------------------------------

COLLATERALIZED MORTGAGE OBLIGATIONS -5.1%
       75,000              0           75,000    Chemical Mortgage Securities Inc., 1993-1-A4,
                                                   7.450% due 02/25/2023                                 75,445                0
      106,187              0          106,187    Countrywide Funding Corporation, 1994-1-A3,
                                                   6.250% due 03/25/2024                                101,441                0
                                                 Countrywide Mortgage-Backed Securities, Inc.:
       75,000              0           75,000      1994-A-A3,
                                                   6.750% due 03/25/2024                                 74,015                0
      170,000              0          170,000      1994-C-A5,
                                                   6.375% due 03/25/2024                                165,058                0
      617,448              0          617,448    Federal Home Loan Mortgage Corporation (FHLMC), P/O,
                                                    REMIC, #1719-C,
                                                    Zero coupon due 04/15/1999                          572,876                0
      222,600              0          222,600    Fund America Investors Corporation, 1991-1-H,
                                                   7.950% due 02/20/2020                                224,826                0
      451,309              0          451,309    General Electric Capital Mortgage Association,
                                                     1994-27-A1, 6.500% due 07/25/2024                  449,467                0
      653,989              0          653,989    Norwest Asset Securities Corporation, 1996-5-A13,
                                                     7.500% due 11/25/2026                              659,814                0


                  PRINCIPAL
                   AMOUNT
-----------------------------------------------------------------------------------------------------------------------
   Short Term      Short Term                                   SECURITY
  High Quality       Global                                   DESCRIPTIONS
     Bond          Government
     Fund             Fund            Combined                                                             Combined
-----------------------------------------------------------------------------------------------------------------------
ASSET-BACKED SECURITIES - 11.0%
$     300,000              0          300,000    Conti-Mortgage Home Equity Loan Trust,
                                                   1996-4-A6,
                                                   6.710% due 06/15/2014                                     $296,154
       19,611              0           19,611    EquiCredit, 1993-4-B1,
                                                   5.650% due 12/15/2008                                       19,045
                                                 Green Tree Financial Corporation:
      450,000              0          450,000      1993-2-B2,
                                                   8.000% due 07/15/2018                                      460,688
      900,000              0          900,000      1995-1-B2,
                                                   9.200% due 06/15/2025                                      974,529
      300,000              0          300,000      1995-6-B1,
                                                   7.700% due 09/15/2026                                      304,500
      300,000              0          300,000    Green Tree Home Equity Loan Trust, 1997-B-A5,
                                                    7.150% due 05/15/2028                                     301,688
      280,885              0          280,885    Green Tree NIM, 1994-B, Class A,
                                                   7.850% due 07/15/2004                                      282,374
      257,915      2,456,338         2,714,253   Green Tree Security Mortgage Trust, 1994-A,
                                                    6.900% due 02/15/2004                                   2,709,164
            0         83,629           83,629    Household Finance Corporation, 1992-2-A3,
                                                    5.250% due 10/20/2007                                      83,211
      300,000              0          300,000    H & T Master Trust,
                                                    8.430% due 08/15/2002++                                   300,420
                                                 Merrill Lynch Mortgage Investors, Inc.:
      111,013              0          111,013       1991-B-A,
                                                    9.200% due 04/15/2011                                     112,469
      200,037              0          200,037       1991-I-A,
                                                    7.650% due 01/15/2012                                     202,599
      490,577        163,526          654,103       1992-B-A4,
                                                    7.850% due 04/15/2012                                     660,644
            0        103,663          103,663    Old Stone Credit Corporation, 1992-A4,
                                                    6.550% due 11/25/2007                                     102,714
      125,000              0          125,000    Standard Credit Card Trust, 90-3B,
                                                    9.850% due 07/10/1998                                     125,077
      700,000              0          700,000    World Omni Automobile Lease Securitization, 1996-B,
                                                    6.850% due 11/15/2002++                                   698,469
                                                 ----------------------------------------------------------------------
                                                 Total Asset-Backed Securities                              7,633,745
                                                 ----------------------------------------------------------------------

COLLATERALIZED MORTGAGE OBLIGATIONS -5.1%
       75,000              0           75,000    Chemical Mortgage Securities Inc., 1993-1-A4,
                                                   7.450% due 02/25/2023                                       75,445
      106,187              0          106,187    Countrywide Funding Corporation, 1994-1-A3,
                                                   6.250% due 03/25/2024                                      101,441
                                                 Countrywide Mortgage-Backed Securities, Inc.:
       75,000              0           75,000      1994-A-A3,
                                                   6.750% due 03/25/2024                                       74,015
      170,000              0          170,000      1994-C-A5,
                                                   6.375% due 03/25/2024                                      165,058
      617,448              0          617,448    Federal Home Loan Mortgage Corporation (FHLMC), P/O,
                                                    REMIC, #1719-C,
                                                    Zero coupon due 04/15/1999                                572,876
      222,600              0          222,600    Fund America Investors Corporation, 1991-1-H,
                                                   7.950% due 02/20/2020                                      224,826
      451,309              0          451,309    General Electric Capital Mortgage Association,
                                                     1994-27-A1, 6.500% due 07/25/2024                        449,467
      653,989              0          653,989    Norwest Asset Securities Corporation, 1996-5-A13,
                                                     7.500% due 11/25/2026                                    659,814


SIERRA TRUST FUNDS
------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
June 30, 1997 (Unaudited)

                   PRINCIPAL
                    AMOUNT                                                                                  VALUE
----------------------------------------------------------------------------------------------------------------------------------
   Short Term     Short Term                                SECURITY                         Short Term   Short Term
  High Quality      Global                                DESCRIPTIONS                      High Quality    Global
     Bond         Government                                                                   Bond       Government
     Fund            Fund          Combined                                                    Fund          Fund       Combined
----------------------------------------------------------------------------------------------------------------------------------
COLLATERALIZED MORTGAGE OBLIGATIONS - (Continued)
                                              Prudential Home Mortgage Securities:
$    193,624              0        193,624      1992-47,
                                                7.500% due 01/25/2023                        $193,200           $0       $193,200
     787,316              0        787,316      1993-43-A1,
                                                5.400% due 10/25/2023                         777,474            0        777,474
     149,945              0        149,945    Ryland Acceptance Corporation,
                                                8.950% due 08/20/2019                         152,428            0        152,428
     100,000              0        100,000    Sears Mortgage Securities Corporation,
                                                1993-11-T4, 7.125% due 11/25/2020              99,437            0         99,437
                                                                                           ---------------------------------------
                                              ------------------------------------------------------------------------------------
                                              Total Collateralized Mortgage Obligations     3,545,481            0      3,545,481
                                              ------------------------------------------------------------------------------------
CORPORATE NOTES - 5.6%
     400,000              0        400,000    Colonial Realty, Sr. Note,
                                                 7.500% due 07/15/2001                        403,500            0        403,500
     400,000              0        400,000    ERP Operating LP,
                                                 8.500% due 05/15/1999++                      412,640            0        412,640
     500,000      1,000,000      1,500,000    Sun Communities Inc., Sr. Note,
                                                 7.625% due 05/01/2003                        510,790    1,021,580      1,532,370
                                              Taubman Realty Corporation, MTN:
     300,000              0        300,000       7.400% due 06/10/2002                        304,995            0        304,995
     500,000              0        500,000       7.500% due 06/15/2002                        508,315            0        508,315
     600,000              0        600,000    The Money Store, Inc.,
                                                 9.160% due 09/09/1997++                      602,400            0        602,400
     100,000              0        100,000    Time Warner Inc.,
                                                 7.950% due 02/01/2000                        102,809            0        102,809
                                                                                           ---------------------------------------
                                              ------------------------------------------------------------------------------------
                                              Total Corporate Notes                         2,845,449    1,021,580      3,867,029
                                              ------------------------------------------------------------------------------------
U.S. TREASURY NOTES - 4.8%
           0      1,300,000      1,300,000    5.125% due 03/31/1998                                 0    1,295,346      1,295,346
   1,250,000              0      1,250,000    6.750% due 04/30/2000                         1,266,400            0      1,266,400
           0        750,000        750,000    6.875% due 07/31/1999                                 0      760,980        760,980
                                                                                           ---------------------------------------
                                              ------------------------------------------------------------------------------------
                                              Total U.S. Treasury Notes                     1,266,400    2,056,326      3,322,726
                                              ------------------------------------------------------------------------------------
TIME DEPOSITS - 3.8%
GRD        0    285,583,384    285,583,384    Bankers Trust Corporation,
                                                 9.020% due 08/14/1997                              0    1,039,468      1,039,468
EGP        0        900,000        900,000    Citibank,
                                                 9.000% due 07/07/1997                              0      900,000        900,000
ZAR        0      3,247,688      3,247,688    J.P. Morgan & Company,
                                                 15.750% due 09/11/1997                             0      715,823        715,823
                                                                                           ---------------------------------------
                                              ------------------------------------------------------------------------------------
                                              Total Time Deposits                                   0    2,655,291      2,655,291
                                              ------------------------------------------------------------------------------------

INDEXED NOTES - 3.2%
$          0        650,000        650,000    Citibank,
                                                 (Value is directly linked to the
                                                 Morrocan Dirham), 8.000% due 12/01/1997            0      641,225        641,225
                                              J.P. Morgan & Company:
           0        908,249        908,249       (Value is directly linked to the
                                                 Indonesia Rupiah), 11.200% due 08/11/1997          0      906,631        906,631
           0        660,000        660,000       (Value is directly linked to the
                                                 Philippine Peso), 10.450% due 07/29/1997           0      659,165        659,165
                                                                                           ---------------------------------------
                                              ------------------------------------------------------------------------------------
                                              Total Indexed Notes                                   0    2,207,021      2,207,021
                                              ------------------------------------------------------------------------------------

SIERRA TRUST FUNDS
------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
June 30, 1997 (Unaudited)


                     PRINCIPAL
                      AMOUNT                                                                                      VALUE
------------------------------------------------------------------------------------------------------------------------------------
  Short Term       Short Term                                     SECURITY                              Short Term      Short Term
 High Quality        Global                                     DESCRIPTIONS                            High Quality      Global
    Bond           Government                                                                               Bond        Government
    Fund              Fund           Combined                                                               Fund           Fund
------------------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT AGENCY OBLIGATION - 0.6%
$   425,000                  0        425,000    Federal National Mortgage Association (FNMA),
                                                       (Inverse Floater),
                                                       9.781% due 12/29/1997 +                             $432,438             $0
                                                                                                      ------------------------------
COMMERCIAL PAPER - 4.6%
          0          1,270,000      1,270,000    Ford Motor Credit Company,
                                                    6.000% due 07/01/1997                                         0      1,270,000
    684,000          1,269,000      1,953,000    General Electric Capital Corporation,
                                                    6.100% due 07/01/1997                                   684,000      1,269,000
                                                                                                      ------------------------------
                                                 -----------------------------------------------------------------------------------
                                                 Total Commercial Paper                                     684,000      2,539,000
                                                 -----------------------------------------------------------------------------------
                                                                              Expiration     Strike
                                                                                 Date         Price
                                                                              ------------------------
PUT OPTIONS PURCHASED ON FOREIGN CURRENCY - 0.3%
AUD       0          2,750,000      2,750,000    Australian Dollar Put        07/16/1997      0.762               0         27,010
CAD       0          3,920,000      3,920,000    Canadian Dollar Put          08/01/1997      1.396               0          3,773
NZD       0          7,000,000      7,000,000    New Zealand Dollar Put       09/15/1997      0.686               0         79,800
DEM       0          6,000,000      6,000,000    German Deutsche Mark Put     11/26/1997      1.700               0        103,282
                                                                                                      ------------------------------
                                                 -----------------------------------------------------------------------------------
                                                 Total Put Options Purchased on Foreign Currency                  0        213,865
                                                 -----------------------------------------------------------------------------------

                                                 -----------------------------------------------------------------------------------
                                                 TOTAL INVESTMENTS                                      $20,156,215    $49,424,551
                                                 -----------------------------------------------------------------------------------

                                                 -----------------------------------------------------------------------------------
                                                 TOTAL COST                                             $20,055,099    $50,819,677
                                                 -----------------------------------------------------------------------------------

     CALL OPTIONS WRITTEN ON FOREIGN CURRENCY - (0.0)%
AUD       0          2,750,000      2,750,000    Australian Dollar Call       07/16/1997      0.777              $0        ($1,056)
CAD       0          3,920,000      3,920,000    Canadian Dollar Call         08/01/1997      1.366               0         (6,864)
GBP       0          1,715,000      1,715,000    Great Britain Pound Sterling
                                                 Call                         08/07/1997      1.637               0        (55,490)
NZD       0          7,000,000      7,000,000    New Zealand Dollar Call      09/15/1997      0.692               0        (23,100)
                                                                                                      ------------------------------
                                                 -----------------------------------------------------------------------------------
                                                 Total Value of Call Options Written on Foreign Currency           0       (86,510)
                                                 -----------------------------------------------------------------------------------

                                                 -----------------------------------------------------------------------------------
                                                 Premium received on Call Options Written on Foreign Currency      0       126,371
                                                 -----------------------------------------------------------------------------------
                     PRINCIPAL
                      AMOUNT                                                                                     VALUE
---------------------------------------------------------------------------------------------------------------------------
  Short Term       Short Term                                     SECURITY
 High Quality        Global                                     DESCRIPTIONS
    Bond           Government
    Fund              Fund           Combined                                                                  Combined
---------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT AGENCY OBLIGATION - 0.6%
$   425,000                  0        425,000    Federal National Mortgage Association (FNMA),
                                                       (Inverse Floater),
                                                       9.781% due 12/29/1997 +                                    $432,438
                                                                                                              -------------
COMMERCIAL PAPER - 4.6%
          0          1,270,000      1,270,000    Ford Motor Credit Company,
                                                    6.000% due 07/01/1997                                        1,270,000
    684,000          1,269,000      1,953,000    General Electric Capital Corporation,
                                                    6.100% due 07/01/1997                                        1,953,000
                                                                                                              -------------
                                                 --------------------------------------------------------------------------
                                                 Total Commercial Paper                                          3,223,000
                                                 --------------------------------------------------------------------------
                                                                              Expiration      Strike
                                                                                 Date          Price
                                                                              ------------------------
PUT OPTIONS PURCHASED ON FOREIGN CURRENCY - 0.3%
AUD       0          2,750,000      2,750,000    Australian Dollar Put        07/16/1997      0.762                 27,010
CAD       0          3,920,000      3,920,000    Canadian Dollar Put          08/01/1997      1.396                  3,773
NZD       0          7,000,000      7,000,000    New Zealand Dollar Put       09/15/1997      0.686                 79,800
DEM       0          6,000,000      6,000,000    German Deutsche Mark Put     11/26/1997      1.700                103,282
                                                                                                              -------------
                                                 --------------------------------------------------------------------------
                                                 Total Put Options Purchased on Foreign Currency                   213,865
                                                 --------------------------------------------------------------------------

                                                 --------------------------------------------------------------------------
                                                 TOTAL INVESTMENTS                                             $69,580,766
                                                 --------------------------------------------------------------------------

                                                 --------------------------------------------------------------------------
                                                 TOTAL COST                                                    $69,479,650*
                                                 --------------------------------------------------------------------------

     CALL OPTIONS WRITTEN ON FOREIGN CURRENCY - (0.0)%
AUD       0          2,750,000      2,750,000    Australian Dollar Call       07/16/1997      0.777                ($1,056)
CAD       0          3,920,000      3,920,000    Canadian Dollar Call         08/01/1997      1.366                 (6,864)
GBP       0          1,715,000      1,715,000    Great Britain Pound Sterling
                                                 Call                         08/07/1997      1.637                (55,490)
NZD       0          7,000,000      7,000,000    New Zealand Dollar Call      09/15/1997      0.692                (23,100)
                                                                                                              -------------
                                                 --------------------------------------------------------------------------
                                                 Total Value of Call Options Written on Foreign Currency            (86,510)
                                                 --------------------------------------------------------------------------

                                                 --------------------------------------------------------------------------
                                                 Premium received on Call Options Written on Foreign Currency       86,510*
                                                 --------------------------------------------------------------------------

    * Combined cost represents cost of Sierra Trust Short Term High Quality Bond Fund and value of Sierra Trust Short Term Global Government Fund as contemplated by the proposed Agreement and Plan of Reorganization. See Note 1.
   ** A portion or all of this security is pledged as collateral for futures contracts.
    + Floating rate security. The interest rate shown reflects the rate currently in effect.
   ++ Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers.
    # As reorganized, the Sierra Trust Short Term High Quality Bond Fund will be limited to their percentage of foreign holdings, accordingly certain positions will need to be disposed of prior to consummation of the Plan of Reorganization.

            NUMBER OF                                                                                      UNREALIZED
            CONTRACTS                                                                                     DEPRECIATION
            ---------                                                                                     ------------
FUTURES CONTRACTS - SHORT POSITION
            27                 0       27    U.S. Treasury Note, Five Year, September 1997      ($14,992)       $0       ($14,992)
                                                                                              --------------------------------------

SIERRA TRUST FUNDS
------------------
Short Term Global Government Fund
Schedule of Forward Foreign Currency Contracts #
June 30, 1997 (Unaudited)

     U.S. Forward Foreign Currency Contracts to Buy

                                                            Contracts to Receive
           -----------------------------------------------------------------------------------------------------------------
                                                                                                             Net Unrealized
                                                                                                              Appreciation/
               Expiration                    Local                   Value in         In Exchange for        (Depreciation)
                  Date                      Currency                  U.S. $             for U.S. $           of Contracts
           -----------------------------------------------------------------------------------------------------------------
               07/07/1997            IEP                  330,303       500,088               500,000                  $88
               08/12/1997            DKK                7,320,720     1,105,402             1,147,448              (42,046)
               08/25/1997            SEK                3,845,400       498,238               500,000               (1,762)
               09/15/1997            CHF                3,821,077     2,640,401             2,643,429               (3,028)
               12/01/1997            DEM                  229,852       133,324               134,517               (1,193)
               12/01/1997            ESP              145,310,000       988,465             1,000,000              (11,535)
                                                                                                      ---------------------
                                                                                                                  ($59,476)
                                                                                                      ---------------------
     U.S. Forward Foreign Currency Contracts to Sell
                                                            Contracts to Deliver
           -----------------------------------------------------------------------------------------------------------------
                                                                                                             Net Unrealized
                                                                                                              Appreciation/
               Expiration                    Local                   Value in         In Exchange for        (Depreciation)
                  Date                      Currency                  U.S. $             for U.S. $           of Contracts
           -----------------------------------------------------------------------------------------------------------------
               07/07/1997            IEP                1,314,552     1,990,268             1,979,979             ($10,289)
               08/07/1997            FRF                6,972,931     1,189,709             1,268,036               78,327
               08/12/1997            DKK               31,102,450     4,696,356             4,921,274              224,918
               08/25/1997            BEF               41,306,140     1,152,162             1,199,017               46,855
               08/25/1997            SEK               13,200,000     1,710,288             1,792,139               81,851
               09/15/1997            CHF                3,821,077     2,640,401             2,621,306              (19,095)
               09/18/1997            NLG                4,198,294     2,151,094             2,230,762               79,668
               09/24/1997            CHF                2,849,200     1,970,910             2,000,000               29,090
               11/06/1997            DEM                4,587,251     2,655,731             2,692,049               36,318
               12/01/1997            DEM                  229,852       133,325               136,500                3,175
               12/01/1997            ESP                5,994,976        40,781                41,600                  819
               12/01/1997            FRF                1,406,043       241,772               246,350                4,578
               12/01/1997            GBP                   36,183        60,358                59,150               (1,208)
               12/01/1997            ITL               64,069,265        37,548                37,700                  152
               12/01/1997            ITL            5,600,000,000     3,281,866             3,286,771                4,905
                                                                                                      ---------------------
                                                                                                                  $560,064
                                                                                                      ---------------------
                              Net Unrealized Appreciation of Forward Foreign Currency Contracts                   $500,588
                                                                                                      ---------------------

# As reorganized, the Sierra Trust Short Term High Quality Bond Fund will be limited to their percentage of foreign holdings, accordingly certain positions will need to be disposed of prior to consummation of the Plan of Reorganization.

           ---------------------------------------------------------------------
                        GLOSSARY OF TERMS
           ARP       -  Argentinian Peso
           AUD       -  Australian Dollar
           BALLOON   -  Five- and seven-year mortgages with larger dollar
                        amounts of payments falling due in the later years of
                        the obligation
           BEF       -  Belgian Franc
           CAD       -  Canadian Dollar
           CHF       -  Swiss Franc
           DEM       -  German Deutsche Mark
           DKK       -  Danish Kroner
           EGP       -  Egyptian Pound
           ESP       -  Spanish Peseta
           FRF       -  French Franc
           GBP       -  Great Britain Pound Sterling
           GRD       -  Greek Drakma
           IEP       -  Irish Pound
           ITL       -  Italian Lira
           LP        -  Limited Partnership
           MTN       -  Medium Term Note
           MXN       -  Mexican Peso
           NLG       -  Netherlands Guilder
           NZD       -  New Zealand Dollar
           P/O       -  Principal Only
           REMIC     -  Real Estate Mortgage Investment Conduit
           SEK       -  Swedish Krona
           ZAR       -  South African Rand
           ---------------------------------------------------------------------

                              Sierra Trust Funds
                       Short Term High Quality Bond Fund
                       Short Term Global Government Fund
      Pro Forma Combining Statement of Assets and Liabilities (Unaudited)
                                 June 30, 1997

                                                        Short Term          Short Term
                                                           High               Global
                                                          Quality           Government         Adjustments to         Pro Forma
                                                         Bond Fund             Fund               Proforma         Combined (Note 1)
                                                      ----------------    ----------------     ---------------     -----------------
ASSETS:
Investments\, at value (a)...........................$     20,156,215    $     49,424,551     $       -          $       69,580,766
Cash and/or foreign currency (b).....................          21,550             165,642             -                     187,192
Net unrealized appreciation of forward
     foreign currency contracts......................          -                  500,588             -                     500,588
Dividends and/or interest receivable.................         149,480           1,048,920             -                   1,198,400
Receivable for Fund shares sold......................          13,624              33,739             -                      47,363
Receivable for investment securities sold............          12,772              -                  -                      12,772
Variation margin.....................................           6,750              -                  -                       6,750
Unamortized organization costs.......................           4,727              -                  -                       4,727
Receivable from investment advisor...................           5,611               6,473             -                      12,084
Prepaid expenses and other assets....................           1,527               5,086             -                       6,613
                                                      ----------------    ----------------     ---------------     -----------------
     Total Assets....................................      20,372,256          51,184,999                   0            71,557,255
                                                      ----------------    ----------------     ---------------     -----------------

LIABILITIES:
Options written, at value (c)........................          -                   86,510             -                      86,510
Payable for Fund shares redeemed.....................          42,015              96,524             -                     138,539
Administration fee payable...........................           5,953              14,830             -                      20,783
Shareholder servicing and distribution...............                                                 -
     fees payable....................................           6,048              11,552             -                      17,600
Dividends payable....................................          37,812             109,897             -                     147,709
Accrued legal and audit fees.........................          16,836              39,791             -                      56,627
Accrued transfer agent fees..........................          10,230              16,628             -                      26,858
Accrued Trustees' fees and expenses..................             175                 431             -                         606
Accrued registration and filing fees payable.........           3,630               2,926             -                       6,556
Accrued expenses and other payables..................          19,583              11,740             -                      31,323
                                                      ----------------    ----------------     ---------------     -----------------
     Total Liabilities...............................         142,282             390,829                   0               533,111
                                                      ----------------    ----------------     ---------------     -----------------

Net Assets Applicable to Shares Outstanding..........$     20,229,974    $     50,794,170                   0            71,024,144
                                                      ================    ================     ===============     =================
--------------------------------------------------
(a) Investments, at cost.............................$     20,055,099    $     50,819,677     $    (1,395,126)    $      69,479,650*
(b) Cash and/or foreign currency, at cost............$         21,550    $        164,948     $           694     $         187,192*
(c) Premiums.........................................$              0    $        126,371     $       (39,861)    $          86,510*

* Combined cost represents cost of Sierra Short Term High Quality Bond Fund and value of Sierra Short Term Global Government Fund as contemplated by the proposed Agreement and Plan of Reorganization, See Note 1.

                                     See Notes to Proforma Financial Statements.

                               Sierra Trust Funds
                        Short Term High Quality Bond Fund
                        Short Term Global Government Fund
 Pro Forma Combining Statement of Assets and Liabilites (Unaudited) (Continued)
                                  June 30, 1997

                                                        Short Term            Short Term
                                                            High                Global
                                                          Quality              Government        Adjustments to       Pro Forma
                                                         Bond Fund               Fund               Proforma       Combined (Note 1)
                                                      -----------------   -------------------   ----------------   ----------------
Net Assets by Class:
Class A Shares...................................... $      13,685,006   $        44,255,652           -           $    57,940,658
                                                      =================   ===================                       ===============
Class B Shares...................................... $       2,993,682   $         2,331,382           -           $     5,325,064
                                                      =================   ===================                       ===============
Class S Shares...................................... $         799,784   $           473,579           -           $     1,273,363
                                                      =================   ===================                       ===============
Class I Shares...................................... $       2,751,502   $         3,733,557           -           $     6,485,059
                                                      =================   ===================                       ===============

Shares Outstanding by Class:
Class A Shares......................................         5,898,076            19,252,637            (178,974)       24,971,739
                                                      =================   ===================                       ===============
Class B Shares......................................         1,290,338             1,014,294              (9,421)        2,295,211
                                                      =================   ===================                       ===============
Class S Shares......................................           344,729               206,038              (1,912)          548,855
                                                      =================   ===================                       ===============
Class I Shares......................................         1,185,878             1,624,325             (15,188)        2,795,015
                                                      =================   ===================                       ===============

CLASS A SHARES:
Net asset value per share of beneficial
   interest outstanding *...........................             $2.32                 $2.30                                 $2.32
                                                      =================   ===================                       ===============

Maximum sales charge................................              3.50%                 3.50%                                 3.50%
Maximum offering price per share of beneficial
     interest outstanding...........................             $2.40                 $2.38                                 $2.40
                                                      =================   ===================                       ===============

CLASS B SHARES:
Net asset value and offering price per
   share of beneficial interest outstanding *.......             $2.32                 $2.30                                 $2.32
                                                      =================   ===================                       ===============

CLASS S SHARES:
Net asset value and offering price per
   share of beneficial interest outstanding *.......             $2.32                 $2.30                                 $2.32
                                                      =================   ===================                       ===============

CLASS I SHARES:
Net asset value, offering and redemption price per
   share of beneficial interest outstanding.........             $2.32                 $2.30                                 $2.32
                                                      =================   ===================                       ===============

--------------------------------------------------------------------
* Redemption price per share is equal to Net Asset Value less any applicable contingent deferred sales charge.



                                     See Notes to Proforma Financial Statements.

                              Sierra Trust Funds
                       Short Term High Quality Bond Fund
                       Short Term Global Government Fund
                 Pro Forma Statement of Operations (Unaudited)
                       For the Year Ended June 30, 1997

                                                     Short Term           Short Term
                                                         High              Global
                                                       Quality            Government          Adjustments to        Pro Forma
                                                      Bond Fund              Fund               Proforma          Combined (Note 1)
                                                  -----------------    -----------------    ------------------    ----------------
INVESTMENT INCOME:
Interest........................................ $       2,245,073    $       4,545,622    $        -            $     6,790,695
Foreign withholding tax on interest income......         -                      (73,700)            -                    (73,700)
                                                  -----------------    -----------------    ------------------    ----------------
      Total investment income...................         2,245,073            4,471,922             -                  6,716,995
                                                  -----------------    -----------------    ------------------    ----------------
EXPENSES:
Investment advisory fee.........................           153,348              394,684               (91,084)(a)        456,948
Administration fee..............................           107,344              212,522              (319,866)(b)              0
Custodian fees..................................             8,172               15,844             -                     24,016
Legal and audit fees............................            17,832               41,538               (36,047)(c)         23,323
Trustees' fees and expenses.....................             1,297                2,563             -                      3,860
Amortization of organization costs..............             3,546                1,295                (1,295)(d)          3,546
Registration and filing fees....................            25,995               20,883               (15,000)(c)         31,878
Transfer agent fees.............................            26,123               57,268                90,249 (c)        173,640
Other...........................................            25,281               20,977               132,149 (c)        178,407
Shareholder servicing and distribution fees:
   Class A Shares...............................            54,612              137,471             -                    192,083
   Class B Shares...............................            32,976               20,862             -                     53,838
   Class S Shares...............................            18,171               10,022             -                     28,193
Fees waived and/or expenses absorbed by
   investment advisor...........................          (194,184)            (369,426)              350,609 (e)       (213,001)
                                                  -----------------    -----------------    ------------------    ----------------
      Subtotal..................................           280,513              566,503               109,715            956,731
Credits allowed by the custodian................            (1,186)              (2,250)            -                     (3,436)
                                                  -----------------    -----------------    ------------------    ----------------
      Net expenses..............................           279,327              564,253               109,715            953,295
                                                  -----------------    -----------------    ------------------    ----------------
NET INVESTMENT INCOME...........................         1,965,746            3,907,669              (109,715)         5,763,700
                                                  -----------------    -----------------    ------------------    ----------------
NET REALIZED AND UNREALIZED
   GAIN/(LOSS) ON INVESTMENTS
Realized gain/(loss) from:
   Security transactions........................           (86,136)              (2,953)            -                    (89,089)
   Forward foreign currency contracts
      and foreign currency transactions.........           (92,271)           4,004,144             -                  3,911,873
   Futures contracts............................          (307,448)          -                      -                   (307,448)
   Written options..............................            25,492              776,517             -                    802,009
Net unrealized appreciation/(depreciation) of:
   Securities...................................           194,806           (3,013,281)            -                 (2,818,475)
   Forward foreign currency contracts...........        -                      (472,822)            -                   (472,822)
   Foreign currency, written options,
      futures contracts and other assets
      and liabilities...........................           113,589              111,225             -                    224,814
                                                  -----------------    -----------------    ------------------    ----------------
Net Realized and Unrealized Gain/(Loss) on
   Investments..................................          (151,968)           1,402,830             -                  1,250,862
                                                  -----------------    -----------------    ------------------    ----------------
NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS.................... $       1,813,778    $       5,310,499    $         (109,715)   $     7,014,562
                                                  =================    =================    ==================    ================

(a) Adjustment reflects contractual fee of Sierra Short Term High Quality Bond Fund.

(b) Adjustment reflects the effect of the expected transfer of administrative functions to an affiliate of Composite Research & Management Co.

(c)  Adjustment reflects expected (savings)/cost when the two funds become one.

(d) Organization expense of the acquired fund is not an expense of the combined fund.

(e) Adjustment reflects the effect of an anticipated management fee waiver/expense reimbursement for the Short Term High Quality Bond Fund at June 30, 1997.

                                See Notes to Proforma Financial Statements.

                               SIERRA TRUST FUNDS
                        Short Term High Quality Bond Fund
                        Short Term Global Government Fund

               Notes to Pro Forma Financial Statements (Unaudited)

1.  Basis of Combination
Sierra Trust Funds (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. As of June 30, 1997, the Trust offers sixteen managed investment funds. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Sierra Short Term High Quality Bond Fund and the Sierra Short Term Global Government Fund for the year ended June 30, 1997. These statements have been derived from books and records utilized in calculating daily net asset value at June 30, 1997.

The pro forma statements give effect to the proposed transfer of assets and stated liabilities of the Sierra Short Term Global Government Fund in exchange for shares of Sierra Short Term High Quality Bond Fund. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

(Taxable event language describing accounting treatment of transaction.)

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the year ended June 30, 1997, the Sierra Short Term High Quality Bond Fund's investment advisory fee was computed based on the annual rates as follows:

                                                                        Fees on Assets
                                                                           Exceeding
                                                    Fees on Assets       $200 million          Fees on
                                                      Equal To or        and Equal To           Assets
                                                       Less Than         or Less Than         Exceeding
      Name of Fund                                   $200 million        $500 million        $500 million
      ------------                                 ---------------      --------------      --------------
Short Term High Quality Bond Fund
   Sierra Advisors...............................        .35%                .35%                .30%
   Sub-advisor...................................        .15%                .10%                .10%
                                                         ---                 ---                 ---
     Total fees paid to
       Sierra Advisors*..........................        .50%                .45%                .40%
                                                         ===                 ===                 ===

* Sierra Advisors retains only the net amount of the fees after sub-advisory fees have been paid.

                               SIERRA TRUST FUNDS
                        Short Term High Quality Bond Fund
                        Short Term Global Government Fund


         Notes to Pro Forma Financial Statements (Unaudited) (Continued)

2.  Portfolio Valuation

The securities are valued at market, as determined by the fund, as of June 30, 1997.

3.  Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Sierra Short Term High Quality Bond Fund which would have been issued at June 30, 1997 in connection with the proposed reorganization. The pro forma number of shares outstanding of 30,610,820 consists of 21,891,799 shares assumed issued in the reorganization plus 8,719,021 shares of Sierra Short Term High Quality Bond Fund at June 30, 1997.

                            _________________ FUND
                         A SERIES OF SIERRA TRUST FUNDS
                    PROXY SOLICITED BY THE BOARD OF TRUSTEES
         PROXY FOR SPECIAL MEETING OF SHAREHOLDERS -- DECEMBER __, 1997

     The undersigned hereby appoints _________________________________________
_______, and each of them separately, proxies with power of substitution to each, and hereby authorizes them to represent and to vote, as designated below, at the Special Meeting of Shareholders of the Fund indicated above, a series of
Sierra Trust Funds, on December __, 1997 at [                 ], and at any
adjournment thereof, all of the shares of the Fund which the undersigned would be entitled to vote if personally present.

                                    NOTE:  PLEASE SIGN EXACTLY AS YOUR NAME
                                    APPEARS ON THIS PROXY CARD.  All joint
                                    owners should sign.  When signing as
                                    executor, administrator, attorney, trustee or guardian or as custodian for a minor, please give full title as such. If a corporation, please sign in full corporate name and indicate the signer's office. If a partner, sign in the partnership name.

                                    ----------------------------
                                    Signature


                                    ----------------------------
                                    Signature (if held jointly)


                                    ----------------------------
                                    Date

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting. The Trustees recommend a vote FOR the proposals.

I.  Proposal to elect thirteen Trustees.    For electing all the     Withhold authority to
    The nominees for Trustees are:          nominees (except as      vote for all nominees
    David E. Anderson, Wayne L.             marked to the contrary
    Attwood, M.D., Arthur H. Bernstein,     below)
    Kristianne Blake, Edmond R. Davis,
    John W. English, Anne V. Farrell,                [_]                      [_]
    Michael K. Murphy, Alfred E.
    Osborne, Jr., William G. Papesh,
    Daniel L. Pavelich, Jay Rockey and
    Richard C. Yancey.



To withhold authority to vote for one or more of the nominees, write those nominees' names below:

-------------------------------------------

II.  Proposal to approve the Merger                For            Against            Abstain
     of the Fund named on the reverse              [_]              [_]                [_]
     side of this card, as described in
     the Prospectus/Proxy Statement and
     the relevant Agreement and Plan of
     Reorganization.


PLEASE SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

                               SIERRA TRUST FUNDS

                                   FORM N-14

PART C.   Other Information
          -----------------


Item 15.  Indemnification
          ---------------

       Under Section 6.4 of Registrant's Master Trust Agreement, as amended, any past or present Trustee or officer of Registrant (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person")), is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason of his being or having been a Covered Person. This provision does not authorize indemnification when it is determined, in the manner specified in the Master Trust Agreement, that a Covered Person has not acted in good faith in the reasonable belief that his actions were in or not opposed to the best interests of Registrant. Moreover, this provision does not authorize indemnification when it is determined, in the manner specified in the Master Trust Agreement, that the Covered Person would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a Covered Person to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under the Master Trust Agreement and the Covered Person either provides security for such undertaking or insures Registrant against losses from such advances or the disinterested Trustees or independent legal counsel determines, in the manner specified in the Master Trust Agreement, that there is reason to believe the Covered Person will be found to be entitled to indemnification.

       Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to Trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will by governed by the final adjudication of such issue.


Item 16.  Exhibits
          --------

1(a) Master Trust Agreement of the Registrant dated February 22, 1989, originally filed as an exhibit to Registration Statement on Form N-1A March 10, 1989, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-1 Amendment No. 1, to Master Trust Agreement, dated May 10, 1989, originally filed as an exhibit to Pre-Effective Amendment No. 1 on May 12, 1989, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-2 Amendment No. 2, to Master Trust Agreement, dated May 22, 1989, originally filed as an exhibit to Pre-Effective Amendment No. 3 on July 6, 1989, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-3 Amendment No. 3, to Master Trust Agreement, dated May 24, 1989, originally filed as an exhibit to Pre-Effective Amendment No. 3 on July 6, 1989, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-4 Amendment No. 4, to Master Trust Agreement, dated May 7, 1990, originally filed as an exhibit to Post-Effective Amendment ("PEA") No. 2 on May 9, 1990, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-5 Amendment No. 5, to Master Trust Agreement, dated December 4, 1991, originally filed as an exhibit to PEA No. 8 on December 5, 1991, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-6 Amendment No. 6, to Master Trust Agreement, dated January 30, 1992, originally filed as an exhibit to PEA No. 10 on October 14, 1992, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-7 Amendment No. 7, to Master Trust Agreement, dated September 10, 1992, originally filed as an exhibit to PEA No. 10 on October 14, 1992, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-8 Amendment No. 8, to Master Trust Agreement, dated September 22, 1993, originally filed as an exhibit to PEA No. 16 on March 15, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-9 Amendment No. 9, to Master Trust Agreement, dated March 13, 1994, originally filed as an exhibit to PEA No. 16 on March 15, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-10 Amendment No. 10, to Master Trust Agreement, dated January 20, 1995, originally filed as an exhibit to PEA No. 21 on September 1, 1995, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

1(a)-11 Amendment No. 11, to Master Trust Agreement, dated July 19, 1996 is incorporated by reference to Exhibit 1(l) of PEA No. 23 filed with the SEC on August 30, 1996.

2(b) By-laws of the Registrant, as amended through November 18, 1992 are incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

3         Not Applicable

4 Agreement and Plan of Reorganization and Liquidation filed herewith as Exhibit A to the Combined Prospectus/Proxy Statement set forth as Part A of the Registration Statement on Form N-14 is filed herewith.

5 Article V, Shareholders' Voting Powers and Meetings of the Master Trust Agreement, as amended, is incorporated by reference to Exhibits 1(a) through 1(a)-11 above. Article 11, Shareholders, of the By-Laws of the Registrant, as amended through November 18, 1992 is incorporated by reference to Exhibit 2(b) above.

6(a)-1 Investment Advisory Agreement, dated July 7, 1989, with respect to the Global Money Fund, originally filed as Exhibit 5(a) to PEA No. 1 on January 30, 1990, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-1.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the Global Money Fund, originally filed as Exhibit 5(r) to PEA No. 17 on September 1, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-2 Investment Advisory Agreement, dated July 7, 1989, with respect to the U.S. Government Money Fund, originally filed as Exhibit 5(a) to PEA No. 1 on January 30, 1990, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-2.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the U.S. Government Money Fund, originally filed as
          Exhibit 5(s) to PEA No. 17 on September 1, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-3 Investment Advisory Agreement, dated July 7, 1989, with respect to the California Money Fund, originally filed as Exhibit 5(a) to PEA No. 1 on January 30, 1990, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-3.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the California Money Fund, originally filed as Exhibit 5(x) to PEA No. 17 on September 1, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-4 Investment Advisory Agreement, dated July 7, 1989, with respect to the U.S. Government Fund, originally filed as Exhibit 5(a) to PEA No. 1 on January 30, 1990, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-4.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the U.S. Government Fund, originally filed as Exhibit 5(t) to PEA No. 17 on September 1, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-5 Investment Advisory Agreement, dated July 7, 1989, with respect to the California Municipal Fund, originally filed as Exhibit 5(a) to PEA No. 1 on January 30, 1990, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-5.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the California Municipal Fund, originally filed as Exhibit 5(q) to PEA No. 17 on September 1, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-6.1 Investment Advisory Agreement, dated October 22, 1993, with respect to the Growth and Income Fund, originally filed as Exhibit 5(l) to PEA No. 18 on October 28, 1994, replaces Exhibit 5(a)-6, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-7 Investment Advisory Agreement, dated July 18, 1990, with respect to the Corporate Income Fund, originally filed as Exhibit 5(b) to PEA No. 4 on October 29, 1990, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-8 Investment Advisory Agreement, dated July 18, 1990, with respect to the National Municipal Fund, originally filed as Exhibit 5(b) to PEA No. 4 on October 29, 1990, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-8.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the National Municipal Fund, originally filed as Exhibit 5(v) to PEA No. 17 on September 1, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-9.1 Investment Advisory Agreement, dated October 22, 1993, with respect to the Emerging Growth Fund, originally filed as Exhibit 5(l) to PEA No.18 on October 28, 1994, replaces Exhibit 6(a)-9, and is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-10.1 Investment Advisory Agreement, dated November 1, 1994, with respect to the International Growth Fund, originally filed as Exhibit 5(y) to PEA No. 21 on September 1, 1995, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-11 Investment Advisory Agreement, dated February 3, 1992, with respect to the Short Term Global Government Fund, originally filed as Exhibit 5(c) to PEA No. 9 on August 31, 1992, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-11.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the Short Term Global Government Fund, originally filed as
          Exhibit 5(w) to PEA No. 17 on September 1, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-12 Investment Advisory Agreement, dated April 1, 1993, with respect to the Growth Fund was originally filed as, and is incorporated by reference to, Exhibit 5(i) to PEA No. 18 on October 28, 1994.

6(a)-13 Investment Advisory Agreement, dated June 2, 1993, with respect to the Florida Insured Municipal Fund was originally filed as, and is incorporated by reference to, Exhibit 5(j) to PEA No. 18 on October 28, 1994.

6(a)-13.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the Florida Insured Municipal Fund, was originally filed as, and is incorporated by reference to, Exhibit 5(u) to PEA No. 17 on September 1, 1994.

6(a)-14 Investment Advisory Agreement, dated September 6, 1993, with respect to the Short Term High Quality Bond Fund was originally filed as, and is incorporated by reference to, Exhibit 5(l) to PEA No. 18 on October 28, 1994.

6(a)-14.1 Form of Investment Management Agreement relating to the Short Term
          High Quality Bond Fund is filed herewith.

6(a)-15 Investment Advisory Agreement, dated April 1, 1994, with respect to the California Insured Intermediate Municipal Fund was originally filed as, and is incorporated by reference to, Exhibit 5(n) to PEA No. 18 on October 28, 1994.

6(a)-15.1 Amendment, dated June 30, 1994, to the Investment Advisory Agreement relating to the California Insured Intermediate Municipal Fund, originally filed as Exhibit 5(p) to PEA No. 17 on September 1, 1994, is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(a)-16 Investment Advisory Agreement, dated March 17, 1995, with respect to the Target Maturity 2002 Fund was originally filed as, and is incorporated by reference to, Exhibit 5(aa) to PEA No. 21 on September 1, 1995.

6(b)-1 Investment Sub-Advisory Agreement, dated July 7, 1989, with respect to the Global Money Fund was originally filed as, and is incorporated by reference to, Exhibit 5(b) to PEA No. 1 on January 30, 1990.

6(b)-2 Investment Sub-Advisory Agreement, dated July 7, 1989, with respect to the U.S. Government Money Fund was originally filed as, and is incorporated by reference to, Exhibit 5(b) to PEA No. 1 on January 30, 1990.

6(b)-3 Investment Sub-Advisory Agreement, dated July 7, 1989, with respect to the California Money Fund was originally filed as, and is incorporated by reference to, Exhibit 5(b) to PEA No. 1 on January 30, 1990.

6(b)-4.3 Investment Sub-Advisory Agreement, dated October 31, 1996, with respect to the California Municipal Fund, National Municipal Fund, Florida Insured Municipal Fund and California Insured Intermediate Municipal Fund is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

6(b)-5.3 Investment Sub-Advisory Agreement, dated February 28, 1995, with respect to the U.S. Government Fund was originally filed as, and is incorporated by reference to, Exhibit 5(ee) to PEA No. 21 on September 1, 1995.

6(b)-6.1 Investment Sub-Advisory Agreement, dated September 20, 1993, with respect to the Growth and Income Fund was originally filed as, and is incorporated by reference to, Exhibit 5(m) to PEA No. 18 on October 28, 1994.

6(b)-7 Investment Sub-Advisory Agreement, dated July 18, 1990, with respect to the Corporate Income Fund was originally filed as, and is incorporated by reference to, Exhibit 5(d) to PEA No. 4 on October 29, 1990.

6(b)-9.1 Investment Sub-Advisory Agreement, dated September 20, 1993, with respect to the Emerging Growth Fund was originally filed as, and is incorporated by reference to, Exhibit 5(m) to PEA No. 18 on October 28, 1994.

6(b)-10.2 Investment Sub-Advisory Agreement, dated April 8, 1996, with respect to the International Growth Fund is incorporated by reference to
          Exhibit 5(ii) of PEA No. 23 filed with the SEC on August 30, 1996.

6(b)-11 Investment Sub-Advisory Agreement, dated February 3, 1992, with respect to the Short Term Global Government Fund was originally filed as, and is incorporated by reference to, Exhibit 5(g) to PEA No. 9 on August 31, 1992.

6(b)-12.1 Amended and Restated Investment Sub-Advisory Agreement, dated November
          22, 1993, with respect to the Growth Fund was originally filed as, and is incorporated by reference to, Exhibit 5(h) to PEA No. 21 on September 1, 1995.

6(b)-14 Investment Sub-Advisory Agreement, dated September 6, 1993, with respect to the ShortTerm High Quality Bond Fund was originally filed as, and is incorporated by reference to, Exhibit 5(m) to PEA No. 18 on October 28, 1994.

6(b)-16 Investment Sub-Advisory Agreement, dated March 17, 1995, with respect to the Target Maturity 2002 Fund was originally filed as, and is incorporated by reference to, Exhibit 5(bb) to PEA No. 21 on September 1, 1995.

7(a)-1.9 Class A Distribution Agreement, dated July 7, 1989, with Sierra Investment Services Corporation, as amended and supplemented July 1, 1995 is incorporated by reference to Exhibit 6(m) of PEA No. 24 filed with the SEC on October 30, 1996.

7(b)-2 Class B and Class S Distribution Agreement with Sierra Investment Services Corporation, dated December 20, 1995, relating to all series Funds of Registrant, is incorporated by reference to Exhibit 6(k) of PEA No. 23 filed with the SEC on August 30, 1996.

8         Not Applicable

9(a)-1 Custody Agreement, dated July 7, 1989, relating to the Global Money Fund, U.S. Government Money Fund, California Money Fund, U.S. Government Fund, California Municipal Fund and Growth and Income Fund was originally filed as, and is incorporated by reference to, Exhibit 8(a) to PEA No. 3 on July 9, 1990.

9(a)-1.1 Amendment No. 1 to Custody Agreement, dated February 5, 1991, was originally filed as, and is incorporated by reference to, Exhibit 8(c) to PEA No. 6 on August 29, 1991.

9(a)-1.2 Supplement to Custody, Transfer Agency and Registrar and Sub-Administration Agreements, dated July 18, 1990, relating to the Corporate Income Fund, National Municipal Fund, Emerging Growth Fund and International Growth Fund was originally filed as, and is incorporated by reference to, Exhibit 8(b) to PEA No. 6 on August 29, 1991.

9(a)-1.3 Supplement to Custody, Transfer Agency and Registrar and Sub-Administration Agreements, dated February 3, 1992, relating to the Short Term Global Government Fund was originally filed as, and is incorporated by reference to, Exhibit 8(c) to PEA No. 9 on August 31, 1992.

9(a)-1.4 Form of Supplement to Custody, Transfer Agency and Registrar and Sub-Administration Agreements, dated April 1, 1993, relating to the Growth Fund was filed as, and is incorporated by reference to, Exhibit 8(f) to PEA No. 12 on March 25, 1993.

9(a)-1.5 Form of Supplement to Custody, Transfer Agency and Registrar, and Sub-Administration Agreements, dated June 2, 1993, relating to the Florida Insured Municipal Fund was filed as, and is incorporated by reference to, Exhibit 8(g) to PEA No. 12 on March 25, 1993.

9(a)-1.6 Supplement to Custody, Transfer Agency and Registrar, and Sub-Administration Agreements, dated October 29, 1993, relating to the Short Term High Quality Bond Fund was filed as, and is incorporated by reference to, Exhibit 8(h) to PEA No. 21 on September 1, 1995.

9(a)-1.7 Supplement to Custody, Transfer Agency and Registrar, and Sub-Administration Agreements, dated April 1, 1994, relating to the California Insured Intermediate Municipal Fund was filed as, and is incorporated by reference to, Exhibit 8(i) to PEA No. 21 on September 1, 1995.

9(a)-1.8 Revised Custodian, Transfer Agency and Registrar and Sub-Administration Fees, dated July 18, 1990, relating to each Fund of the Registrant was originally filed as, and is incorporated by reference to, Exhibit 8(k) to PEA 21 on September 1, 1995.

9(a)-1.9 Supplement to Custody, Transfer Agency and Registrar, and Sub-Administration Agreements, dated March 17, 1995, relating to the Target Maturity 2002 Fund was originally filed as, and is incorporated by reference to, Exhibit 8(j) to PEA No. 22 on October 30, 1995.

9(a)-1.10 Supplement to Custody and Sub-Administration Agreement, dated February
          3, 1992, relating to the Short Term Global Government Fund is incorporated by reference to Exhibit 8(l) of PEA 24 filed with the SEC on October 30, 1996.

9(a)-1.11 Form of Custody Agreement is filed herewith.

9(b) Sub-Custodian Agreement, dated March 11, 1994, was originally filed as, and is incorporated by reference to, Exhibit 8(e) to PEA No. 21 on September 1, 1995.

10(a)-1.3 Class A Distribution Plan, dated July 7, 1989 and amended July 1,
          1995, is incorporated by reference to Exhibit 15(e) of PEA No. 24 filed with the SEC on October 30, 1996.

10(b)-1.1 Amended and Restated Class B Distribution Plan, dated December 20,
          1995, is incorporated by reference to Exhibit 15(c) of PEA No. 23 filed with the SEC on August 30, 1996.

10(c)-1.1 Amended and Restated Class S Distribution Plan, dated December 20,
          1995, is incorporated by reference to Exhibit 15(d) of PEA No. 23 filed with the SEC on August 30, 1996.

10(d)(1) Rule 18f-3 Multiple Class Plan, dated June 13, 1995 was originally filed as, and is incorporated by reference to, Exhibit 17 to PEA No. 21 on September 1, 1995.

10(d)(2)  Form of Rule 18F-3 Multi-Class Plan is filed herewith.

11(e) Consent and Opinion of Counsel, dated June 20, 1997, relating to the registration of shares pursuant to Rule 24e-2 is incorporated by reference to PEA No. 26 filed with the SEC on August 28, 1997.

11(f)     Opinion and Consent of Morgan, Lewis & Bockius LLP is filed herewith.

12        Not Applicable

13        Not Applicable

14        Consent of Independent Accountants is filed herewith.

15        Not Applicable

16        Not Applicable

Item 17.  Undertakings
          ------------

       (1) The registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       (2) The registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES
                                  ----------

    As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Northridge and State of California on the 30th day of September, 1997.

                                        SIERRA TRUST FUNDS


                                        By: /s/ James H. Overholt
                                           ----------------------------
                                           James H. Overholt, President


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity on the dates indicated.


Signature                              Title(s)              Date
---------                              --------              ----
 /s/ James H. Overholt                 President             September 30, 1997
----------------------
James H. Overholt (Principal
Executive Officer)

 /s/ Keith B. Pipes                    Executive Vice        September 30, 1997
----------------------                 President, Treasurer
Keith B. Pipes                         and Secretary
(Principal Financial and Accounting
Officer)

 /s/ David E. Anderson                 Trustee               September 30, 1997
----------------------
David E. Anderson
                                       Chairman of the       September 30, 1997
----------------------
Arthur H. Bernstein, Esq.              Board and Trustee

 /s/ Edmond R. Davis                   Trustee               September 30, 1997
----------------------
Edmond R. Davis, Esq.

 /s/ John W. English                   Trustee               September 30, 1997
----------------------
John W. English

/s/ Alfred E. Osborne, Jr.             Trustee               September 30, 1997
--------------------------
Alfred E. Osborne, Jr., Ph.D

                                 EXHIBIT INDEX

EDGAR
Exhibit    Exhibit
No.        No.              Description
-------    -------          -------------------------

           6(a)-14.1        Form of Investment Management Agreement relating to
                            the Short Term High Quality Bond Fund.

           9(a)-1.11        Form of Custody Agreement.

           10(d)(2)         Form of Rule 18F-3 Multi-Class Plan.

           11(f)            Opinion and Consent of Morgan, Lewis & Bockius LLP.

           14               Consent of Independent Accountants.


                                      -1-